Exhibit 99.18

A TECHNICAL REVIEW

OF THE

ZINKGRUVAN MINE

IN SOUTH-CENTRAL SWEDEN

FOR

SILVER WHEATON CORP.

prepared by

John R. Sullivan, P.Geo.

Senior Geologist

and

G. Ross MacFarlane, P.Eng.

Senior Associate Metallurgical Engineer

December 13, 2004	Watts, Griffis and McOuat Limited
Toronto, Canada	Consulting Geologists and Engineers

Watts, Griffis and McOuat

Page

1.  SUMMARY

2.  INTRODUCTION AND TERMS OF REFERENCE

2.1

 INTRODUCTION

2.2

 TERMS OF REFERENCE

2.3

 SOURCES OF INFORMATION

2.4

 UNITS AND CURRENCY

2.5

 DISCLAIMERS

3.  PROPERTY DESCRIPTION AND LOCATION

3.1

 LOCATION

3.2

 PROPERTY DESCRIPTION

3.3

 SLW – ZINKGRUVAN AGREEMENT

4.  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND INFRASTRUCTURE AND PHYSIOGRAPHY

4.1

 ACCESS

4.2

 CLIMATE

4.3

 LOCAL RESOURCES AND INFRASTRUCTURE

4.4

 PHYSIOGRAPHY

5.  HISTORY

6.  GEOLOGICAL SETTING

6.1

 REGIONAL AND LOCAL GEOLOGY, METAMORPHISM AND

STRUCTURE

6.2

 GEOLOGY OF THE ZINKGRUVAN DEPOSIT

7.  DEPOSIT TYPES

8.  MINERALIZATION

8.1

 ZINC/LEAD/SILVER OREBODIES

8.2

 COPPER MINERALIZATION

9.  EXPLORATION

9.1

 MINE SITE (BROWNFIELDS)

9.2

 OFF MINE SITE (GREENFIELDS)

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(continued)

Page

10.  DRILLING

10.1

 GENERAL

10.2

 CORE HANDLING AND LOGGING PROTOCOL

11.  SAMPLING METHOD AND APPROACH

12.  SAMPLE PREPARATION, ASSAYING AND SECURITY

12.1

 SAMPLE PREPARATION

12.2

 ASSAYING

12.3

 QAQC

12.4

 SECURITY

13.  DATA CORROBORATION

14.  ADJACENT PROPERTIES

15.  MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

15.1

 GENERAL

15.2

 MINERAL RESOURCE ESTIMATE SUMMARY

16.  MINING AND MINERAL PROCESSING OPERATIONS

16.1

 GENERAL

16.2

 UNDERGROUND OPERATIONS

16.3

 CONCENTRATOR OPERATIONS

16.4

 MINE WORKFORCE

16.5

 CAPITAL AND OPERATING COSTS

17.  OTHER RELEVANT DATA AND INFORMATION

17.1

 MARKETING AND COMMERCIAL MATTERS

17.2

 COPPER PROJECT

17.3

 ENVIRONMENTAL, SAFETY AND HEALTH MATTERS

17.4

 WGM ECONOMIC ANALYSIS

18.  CONCLUSIONS AND RECOMMENDATIONS

18.1

 CONCLUSIONS

18.2

 RECOMMENDATIONS

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(continued)

Page

CERTIFICATES

REFERENCES

APPENDIX 1: WGM ECONOMIC ANALYSIS

LIST OF TABLES

1.

Zinkgruvan land holdings

2.

Zinkgruvan Mine production – 1998 to 2003

3.

WGM sampling results, Zinkgruvan Mine

4.

Zinkgruvan Mine Proven and Probable "zinc/lead/silver" Mineral Reserves

5.

Zinkgruvan Mine Measured and Indicated "zinc/lead/silver" Mineral Resources

6.

Zinkgruvan Mine Inferred "zinc/lead/silver" Mineral Resource

7.

Zinkgruvan Mine Indicated and Inferred "copper" Mineral Resources

8.

Zinkgruvan Mine production equipment

9.

Concentrator operating results

10.

Capital cost estimate, 2004 to 2008 (US$ million)

11.

Zinkgruvan operating cost history  (per tonne milled, 1999 to 2003)

LIST OF FIGURES

1.

Property Location Map

2.

Land Holdings Map

3.

Simplified Regional Geology Map – Bergslagen Greenstone Belt

4.

Generalized Property Geology Map

5.

650 Level Plan – Nygruvan and Part of Burkland

6.

Schematic Cross-section – Nygruvan

7.

800 Level Plan – Burkland Zn/Pb and Cu Zones

8.

Schematic Cross-section – Knalla

9.

Nygruvan Longitudinal Section – Mineral Resource Blocks

10.

Knalla Longitudinal Section – Mineral Resource Blocks

11.

Zinkgruvan General Site Plan

12.

Schematic of the Panel Stoping Method

13.

Schematic of the Bench Stoping Method

14.

Schematic of the Concentrator Flowsheet

15.

Schematic of the Paste Fill Plant Flowsheet

Watts, Griffis and McOuat

1.  SUMMARY

Silver Wheaton Corp. ("SLW") retained Watts, Griffis and McOuat Limited ("WGM") to carry out an independent technical review of the operating Zinkgruvan zinc, lead, silver mine, located in south-central Sweden.  The mine and associated assets are held within the Swedish company Zinkgruvan Mining AB ("ZMAB"), which is a wholly owned subsidiary of TSX-listed Lundin Mining Corporation (“Lundin”).

This report is intended to support the agreement announced November 14, 2004, whereby ZMAB will sell and SLW will purchase 100% of the silver production from the Zinkgruvan Mine for the life of the mine.  (A minimum of 40 million troy ounces over 25 years.)

The WGM review included a site visit, a review of the Mineral Resource estimates, a review of the procedures employed to convert Mineral Resources into Mineral Reserves and into mineable reserves, a review of the life of mine plan, a review of the underground operation, equipment and procedures, a review of the concentrator, its equipment and operation, a review of the tailings disposal area and capital and operating costs.  We also reviewed ongoing exploration activities and the potential to find additional Mineral Resources.  WGM carried out a similar review of the property when Lundin (then South Atlantic Ventures Ltd. (“South Atlantic”)) acquired Zinkgruvan earlier in 2004.

The review and report were carried out and prepared in compliance with the standards of National Instrument 43-101 ("NI 43-101") in terms of structure and content.

During its review for South Atlantic, WGM audited the Zinkgruvan Mineral Resource estimates as of December 31, 2003.  WGM reclassified these resources according to the guidelines of the Council of the Canadian Institute of Mining, Metallurgy and Petroleum ("the CIM Standards").  The overall Mineral Resource estimates are shown below.

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Zinkgruvan Mine Proven and Probable "Zinc/Lead/Silver" Mineral Reserves

Prepared by Zinkgruvan Staff – Reclassified by WGM (March 2004)

	Tonnes	Ag (g/t)	Zn (%)	Pb (%)
Proven	7,875,000	103	9.9	5.2
Probable	1,627,000	68	9.3	2.8
Total	9,502,000	97	9.8	4.8

NB: Zinkgruvan uses a 250 Swedish kronor economic cutoff when converting Mineral Resources to Mineral Reserves.  For the Burkland deposit, zero-value wall rock (12%) and backfill (3%) dilution and mining recovery (95%) and mining losses (3%) factors are applied to Mineral Resource estimates in arriving at the cutoff figure.  For the Nygruvan deposit, the corresponding figures are wall rock dilution 25%, mining recovery 95% and mining loss 5%.  There is no backfill factor required.  Mineral Reserves are converted to mineable reserves by applying a five-year rolling average grade-correction factor.

Zinc/Lead/Silver Mineral Resources are reported in addition to Mineral Reserves and for Zinkgruvan’s strategic planning purposes a large portion is incorporated into the life of mine plan once subjected to dilution, recovery and grade-correction factors.  None of these factors has been applied to the Measured, Indicated or Inferred Resources as reported below.  The life of mine plan as of January 1, 2004, projected production through 2022, from the Zinc/Lead/Silver Mineral Reserves and Mineral Resources as estimated at December 31, 2003.

Zinkgruvan Mine Measured and Indicated "Zinc/Lead/Silver" Mineral Resources

Prepared by Zinkgruvan Staff – Reclassified by WGM (March 2004)

	Tonnes	Ag (g/t)	Zn (%)	Pb (%)
Measured	1,069,000	34	7.8	1.5
Indicated	1,044,000	82	9.5	3.4
Total	2,113,000	58	8.6	2.4

Zinkgruvan Mine Inferred "Zinc/Lead/Silver" Mineral Resource

Prepared by Zinkgruvan Staff – Reclassified by WGM (March 2004)

	Tonnes	Ag (g/t)	Zn (%)	Pb (%)
Inferred	8,323,000	103	10.0	4.3

For the six years from 1998 through 2003, production at Zinkgruvan averaged 739,000 tonnes per annum and silver production (as recovered in lead concentrates) averaged 1,517,000 troy ounces per annum.  Nine-month production to September 30, 2004 was 503,000 tonnes grading 9.3% Zn, 4.6% Pb, and 97 g Ag/t for 1,173,000 troy ounces of silver, 43,000 tonnes of zinc and 20,000 tonnes of lead, all in concentrate.  WGM projects that full year production will be 710,000 to 720,000 tonnes and that silver production will be 1,600,000 to 1,700,000 troy ounces.  In late 2004, new five-year and life of mine plans were in preparation and WGM

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reviewed the five-year plan during its November 2004 site visit.  While neither plan was official at the time of writing this report, WGM is of the opinion that the five-year plan forms a realistic basis to view mine production going forward and has used these figures in its economic model.  The 2005 through 2009 plan calls for production averaging 833,000 tonnes per annum grading 8.8% Zn, 4.6% Pb, 107 g Ag/t, nearly all of which is from Proven and Probable Mineral Reserves.  The projected December 31, 2004 Zinc/Lead/Silver Proven and Probable Mineral Reserves are sufficient to support production at current and planned rates for 10 years, that is through the end of 2014.  The projected December 31, 2004 Measured and Indicated Mineral Resources are sufficient to support production for an additional 2.7 years, that is through August 2017.

In addition to the Zinc/Lead/Silver Mineral Resource, the mine hosts an undeveloped copper zone.  It sits on the structural hanging wall of the Burkland Zn, Pb deposit and has been partially defined by a limited number of drillholes.  A Mineral Resource estimate has been prepared for it as shown below.  The life of mine plan does not incorporate production from the zone but internal studies have show that development and production are feasible.  Zinkgruvan staff renewed their study of the copper zone during 2004 and subject to finalization, the mine’s environmental permit has been modified to allow for the processing of 500,000 tonnes per annum from the zone in parallel with and in addition to continued production from the zinc, lead, silver zones.  Production from the copper zone would result in increased silver production.

Zinkgruvan Mine Indicated and Inferred "Copper" Mineral Resources (2% Cu cutoff)

Prepared by Zinkgruvan Staff – Reclassified by WGM (March 2004)

	Tonnes	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)
Indicated	2,667,000	0.5	0.0	3.0	52
Inferred	850,000	0.2	0.0	3.3	41

WGM is satisfied that the mine-staff estimates of Mineral Reserves and Mineral Resources are valid and accepts the results.

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Silver production is projected to average 2,089,000 ounces annually from 2005 through 2009 and 1,807,000 ounces annually from 2010 through 2017.  The amount of silver purchased by SLW will be roughly 95% of these figures once smelter deductions are taken into account.

Historically, Zinkgruvan has been very successful at converting Inferred Resources into Indicated and Measured Resources and subsequently into Mineral Reserves.  Between 1982 and 2003 total Proven and Probable Mineral Reserves remained almost constant despite a gradual increase in throughput over that period.  The planned exploration and development cycle at the mine saw little or no conversion of Mineral Resources to Mineral Reserves during 2004, therefore the December 31, 2004 Proven and Probable Reserve total will be reduced by the amount of 2004 production.  Mine staff report that this situation will continue through 2005.  WGM’s opinion is that the historical success in replacing Mineral Reserves will resume in 2006 and the life of mine plan projecting production through to 2022 is a viable one.  It should be noted that this life of mine plan as prepared by mine staff incorporates a portion of the Inferred Resources whereas WGM’s economic analysis does not.

WGM has completed an economic analysis of the operation starting January 1, 2005 and continuing through 2017.  Production ceases in 2017 and reclamation activities are undertaken for the remainder of 2017.  Although it is likely that these activities will continue for some time thereafter, their total estimated cost is incorporated in 2017.  The WGM analysis does not incorporate Inferred Mineral Resources.

The analysis shows that the operation will have an accumulated after tax Net Cash Flow of US$187,372,000.

WGM is of the opinion that using reasonable economic and operational assumptions the Zinkgruvan operation starting from January 1, 2005 will be financially viable and will be able to deliver the minimum required 40 million ounces of silver over the first 25 years of the

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Zinkgruvan-SLW agreement.  It will remain robust under a variety of metal price, operating cost and exchange rate conditions.

WGM believes that the Zinkgruvan operation will continue to be a silver, zinc and lead producer in the lower cost quartile of the industry for its remaining mine life, currently projected by Zinkgruvan to be 18 years.  Due to depressed metal prices, the mine has not been fully capitalized and the exploration effort has been reduced in recent years.  Both brownfields and greenfields exploration potential are regarded by WGM as very good.    Notwithstanding certain underground production problems early in 2004, the mine is poised to increase production moderately at a time of increased metal prices and the new owners have begun to address undercapitalization issues and a more aggressive exploration program is beginning.

Although Zinkgruvan has a long operating history, the mine has no significant environmental liabilities due to the non-acid generating nature of the tailings and modern containment practices in place.  Both the mine and concentrator have opportunities to increase production and decrease operating costs.  A partially defined copper resource adjacent to the Burkland deposit provides an opportunity to further increase the economic value of the operation.

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2.  INTRODUCTION AND TERMS OF REFERENCE

2.1

INTRODUCTION

Silver Wheaton Corp. ("SLW") was incorporated under the Business Corporations Act of Alberta as Chap Mercantile Inc.  The company name was changed in December 2004.  It is a public company listed on the TSX Exchange under the trading symbol SLW and its head office is located in Vancouver, Canada.  SLW’s controlling shareholder is Wheaton River Minerals Ltd., an important Canadian-based international Au, Ag and Cu producer.  SLW is a ‘pure’ silver mining company, which has already entered into an agreement to purchase 100% of the silver production of Wheaton River subsidiary company Minas Luismin S.A. de C.V., which produces some 8 million troy ounces of Ag annually from mines in Mexico.

2.2

TERMS OF REFERENCE

Watts, Griffis and McOuat Limited ("WGM") was retained by SLW to carry out an independent technical review of the Zinkgruvan Mine ("Zinkgruvan"), its Mineral Resources and associated assets and the exploration potential of the mine and immediate surrounding area.

WGM’s assignment consisted of:

-

A site visit, as technical advisors to SLW, to Zinkgruvan along with a representative of SLW and a representative of Macquarie North America Ltd., from November 4 to 6, 2004;

-

A review of the Mineral Resource estimates as of December 31, 2003 as prepared by Zinkgruvan staff and audited and reclassified by WGM in March 2004;

-

A review of the most recent although unofficial Zinkgruvan life of mine plan, the surface and underground facilities and methods of operation and the ongoing process of permitting expansion of the tailings disposal area and a possible increased production rate; and

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-

The preparation of a simplified economic analysis to demonstrate the viability of the mining operation.

The review and report were carried out and prepared in compliance with the standards of National Instrument 43-101 ("NI 43-101") in terms of structure and content.

2.3

SOURCES OF INFORMATION

In conducting this study, and with Lundin Mining Corporation (“Lundin”) permission, WGM relied on a similar report prepared for South Atlantic Ventures Inc. (“South Atlantic” and predecessor to Lundin) in March 2004.  This report was prepared as part of South Atlantic’s due diligence process when it purchased Zinkgruvan from its then beneficial owner Rio Tinto Limited.  In addition, WGM acquired new data from Zinkgruvan staff during the November 2004 site visit and SLW provided additional material.  Large portions of the descriptive material used in this report for SLW have been taken from all of the above.  A site visit was carried out by John Sullivan, WGM Senior Geologist, from November 4 to 6, 2004.  Mr. Sullivan had previously visited the site from January 21 to 23, 2004.  Discussions were held with Zinkgruvan management and technical personnel on site and with Lundin management personnel on site and in Stockholm on November 7, 2004.  Telephone discussions and e-mail exchanges were held with SLW and Zinkgruvan staff subsequent to the site visit.

Representative samples of mineralization were taken during underground visits in both January and November.  These samples were carried back to Canada where two were analyzed.

Documents used in the preparation of this report and that of March, are listed under "References".

Watts, Griffis and McOuat

2.4

UNITS AND CURRENCY

Both Metric and Imperial units are used in this report.  Grams (“g”) are converted to troy ounces (“ounces” or “oz”) using a factor of 31.104 g = 1 ounce and 34.29 g/tonne (“t”) = 1 oz/T (“ton”).  Currency is United States dollars ("US$"), Canadian dollars (“C$”) and Swedish kronor or crowns ("SEK").  In mid-December 2004, the currency exchange rate was approximately 6.74 SEK and C$1.22 per US$.

2.5

DISCLAIMERS

WGM has not verified title to the Zinkgruvan property but has relied on information provided by Zinkgruvan staff.

This report or portions of this report are not to be reproduced or used for any purpose other than to support SLW’s agreement to purchase the silver production from the Zinkgruvan Mine, without WGM’s prior written permission in each specific instance.  WGM does not assume any responsibility or liability for losses occasioned by any party as a result of the circulation, publication or reproduction or use of this report contrary to the provisions of this paragraph.

Watts, Griffis and McOuat

3.  PROPERTY DESCRIPTION AND LOCATION

3.1

LOCATION

The Zinkgruvan mine is located in south-central Sweden in Narke County at approximately 58°49’N latitude, 15°12’E longitude.  As shown in Figure 1, it lies 175 km in a straight line west-southwest of Stockholm and 210 km northeast of Goteborg.  While there is a small village called Zinkgruvan surrounding the mine installations, the nearest significant communities are Ammeberg and Askersund, respectively 10 km and 15 km NW of the mine.  They house most of the mine employees.

3.2

PROPERTY DESCRIPTION

Zinkgruvan has held a variety of mineral rights covering the deposit and immediate area for many years and as recently as 2002 consolidated certain small mining/exploitation concessions into one larger one.

The Swedish Minerals Act was modernized in 1992 and has been amended as recently as 1999.  It now encourages foreign participation in the industry.  There are no mining taxes or royalties other than the normal Swedish corporate tax, presently 28%.  An exploration permit is the basic form of mineral tenure.  It is valid for an initial period of three years and can be renewed subject to mining inspectorate approval for a further three years.  Additional renewals are possible but increasingly difficult to obtain except in exceptional circumstances such that the maximum duration of a permit is theoretically 15 years.  The size is limited to an area no larger than may be assumed can be explored in an appropriate manner.  An application fee of SEK 500/2,000 ha applies and the applicant must supply a list of private land owners within the area applied for.  The mining inspectorate informs all these owners, who then have the right to object to the granting of the permit.  The mining

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Figure 1.   Property Location Map

SLW ZNK \ SLW_01_Location_Map.cdr
Last revision date: Friday, 10 December 2004

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10°
15°
20°
63°
60°
57°
300 Kilometers
300 Miles
Barents Sea
Norwegian Sea
Kiruna
Lulea
Detailed Map Area
SWEDEN
Helsinki
Oslo
Stockholm
North Sea
Riga
Copenhagen
Baltic Sea
Ostersund
Ornskoldsvik
Kramfors
E14
Harnosand
Gulf
Of
Bothnia
FINLAND
SWEDEN
Hudiksvall
E4
Soderhamn
Gavle
Falun
Borlange
NORWAY
GARPENBERG
Zn MINE
Uppsala
E18
Karlstad
Malaren
Orebro
Eskilstuna
STOCKHOLM
Hjalmaren
E20
Vanern
Kumla
Askersund
ZINKGRUVAN
Otterbacken
Motala
Lidkoping
Norrkoping
Trollhattan
Skara
Linkoping
Vattern
Baltic
Goteborg
Jonkoping
Sea
E6
Oskarshamn
N
E22
Kalmar
0
40
200
Kilometres
Karlskrona
Halsingborg
Lund
Malmo
E65
Trelleborg
DENMARK

Figure 1.

SILVER WHEATON CORP.

Zinkgruvan Mine

South-Central Sweden

Property Location Map

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law is, however, quite strong and objections have only the remotest chance of succeeding.  Nonetheless the procedure is long and it may be some months before a permit is granted.  A general work plan must also be submitted with the permit application.  Holding costs are onerous for metallic minerals, at SEK 15/ha for the first three-year period paid in advance.  This increases to SEK 21 for the second three-year period and rises further for additional periods.  There is partial reimbursement of these fees if the permit area is reduced during the period in question.  The mining inspectorate and private land owners (if any) must be informed by registered letter prior to the commencement of work and land owners may object.  If necessary the mining inspectorate will intervene.  Terms and a deposit for compensation for damage are determined in advance of work commencing.  When a permit is terminated without the granting of an exploitation concession a report of work must be submitted.

An exploitation or mining concession is granted if it can be demonstrated that an economically viable deposit has been defined.  A SEK 6,000 application fee is required and it must be accompanied by a technical and financial report including an environmental impact assessment, covering the deposit.  The area is decided based on the extent of the deposit and lands required for the entire operation.  Surface rights are included, some of which may be outside of the concession area, for instance a tailings impoundment area.  There is provision for expropriation if necessary.  The initial duration of a concession is 25 years and this is extended automatically for 10 year periods provided the concession is being regularly exploited when the period of validity expires.

Permits and concessions may be held by foreigners or foreign companies but work must be conducted through a registered Swedish branch office.  Either tenement may be transferred with mining inspectorate approval.

The area covered by the SLW – Zinkgruvan agreement is the immediate Zinkgruvan Mine area property consisting of four contiguous blocks totalling 679.38 ha in area and a fifth block (Marketorp) some 35 km to the east.  Two of the mine area blocks are exploitation or mining concessions, valid until 2025 and 2027 and the other two are exploration permits with a

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duration of three years, valid until September 2004 and July 2006.  Marketorp covers historic zinc, lead showings.  Zinkgruvan holds four additional exploration permits contiguous or nearly contiguous with mine area blocks and a fifth exploration concession, contiguous with Marketorp.  All Zinkgruvan holdings are more fully described in Table 1 and are shown on Figure 2.

TABLE 1
ZINKGRUVAN LAND HOLDINGS

Permit Type	Permit Name	Date Granted	Expiry Date	Area (ha)
SLW Agreement
Exploitation Concession	Zinkgruvan	2000-01-01	2025-01-01	254.40
	Klara	2002-12-18	2027-12-18	354.73
	Marketorp	2001-03-06	2026-03-06	70.25
Exploration Permit	Hovdingamon Nr 1	2001-09-05	2007-09-05	330.92
	Dalby Hytta Nr 1	2003-07-01	2006-07-01	779.62
Agreement Total	5			1,789.92

Zinkgruvan 100%
Exploration Permit	Loffalet Nr 1	2004-09-13	2007-09-13	1,846.34
	Flaxen Nr 1	2004-09-15	2007-09-15	1,981.4
	Daldiket Nr 1	2004-09-27	2007-09-27	2,069.57
	Vargmossen Nr 1	2004-10-06	2007-10-06	751.8
	Jangubba Nr 1	2004-10-07	2007-10-07	838.37
Zinkgruvan Total	5			7,487.48

3.3

SLW – ZINKGRUVAN AGREEMENT

On November 14, 2004, SLW predecessor Chap announced that, subject to a due diligence review and certain other conditions, Silver Wheaton, Lundin and Zinkgruvan would enter into a number of agreements whereby Zinkgruvan will sell and Silver Wheaton will purchase 100% of its life of mine silver production.  (A minimum of 40 million ounces over the initial 25 years.)  Consideration will be approximately US$75 million, comprised of an up front payment of US$50 million in cash, 30 million common shares of SLW and

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Figure 2. Land Holdings Map

SLW ZNK \ SLW_04_LandHoldings_Loc.cdr
Last revision date: Friday, 10 December 2004

1300000m.E
1400000m.E
KARLSKOGA
OREBRO
ARBOGA
ESKILSTUNA
Hjalmaren
KUMLA
Laxa
ZINKGRUVAN
Exploration Permits
and Exploitation Concessions
KATRINEHOLM
MARKETORP
Exploitation Concession
And Exploration Permit
Skyllberg
ASKERSUND
Ammeberg
Hjortkvarn
Olshammar
Sodra Karra
Godegard
FINSPANG
0
25
Kilometres
6500000m.N
1325000m.E
1335000m.E
6530000m.N
6520000m.N
MINING CONCESSIONS
EXPLORATION PERMITS
DALBY HYTTA Nr. 1
HÖVDINGAMON Nr. 1
Dalby
KLARA
Zinkgruvan
Naturreservatet
Nygruvan Shaft
Knalla Shaft
FLAXEN Nr. 1
LOFALLET Nr. 1
DALDIKEN Nr. 1
VARGMOSSEN Nr. 1
N
0
1
5
Kilometres
Map After: Lundin Mining Corporation
Legend:
Included in SLW-Zinkgruvan agreement

Figure 2.

SILVER WHEATON CORP.

Zinkgruvan Mine

South-Central Sweden

Land Holdings Map

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30 million common share purchase warrants of SLW.  SLW will acquire each ounce of silver for the lesser of US$3.90 (subject to a capped inflationary adjustment after three years) and the then prevailing market price per ounce of silver.  Each warrant will be exercisable into one common share at a price of C$0.80 until August 5, 2009.  Failure to deliver the 40 million ounces will incur a US$1.00 per ounce of shortfall, calculated after the initial 25 year period.

In connection with the transaction, SLW intends to complete a US$40 million equity financing, which combined with cash on hand, will be used by SLW to fund the cash portion of the purchase price of the acquisition.

As noted in Section 3.2 above, the agreements will apply to silver production from the present mining operation and any production achieved from the three exploitation concessions and two exploration permits which comprise the property.

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4.  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND INFRASTRUCTURE AND PHYSIOGRAPHY

4.1

ACCESS

The property can be reached from Stockholm along highway E18 in a westerly direction for a distance of 200 km to Örebro; from Örebro southward on highway E20 and County Road 50 for a distance of 20 km to Askersund, and then by a secondary paved road for a further 15 km through Ammeberg to Zinkgruvan.

Access to Örebro is also possible by rail and by aircraft on scheduled flights from Stockholm and Copenhagen amongst other locations.

Askersund is located at the north end of Lake Vattern, the second largest lake in Sweden.  The largest lake in the country, Lake Vänern, is some 50 km from Askersund in a straight line.  The port of Otterbäcken on Lake Vänern is about 100 km from Zinkgruvan by road.  The port of Göteborg on Sweden's west coast is accessible by lake and canal from Otterbäcken, a distance of 200 km.

4.2

CLIMATE

The warm Gulf Stream in the Atlantic gives Sweden a milder climate than other areas equally far north.  Stockholm, the capital, is at almost the same latitude as southern Greenland but has an average temperature of 18°C in July.  The winter temperatures average slightly below freezing and snowfall is moderate.

Temperature records for Zinkgruvan show that the mean annual temperature is 5.5°C.  Mean monthly temperatures are below freezing from December through March.  The coldest month is February, with an average maximum temperature of -4.1°C and an average minimum of

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-11.1°C.  The warmest month is August with an average maximum temperature of 18.2°C and an average minimum of 12.2°C.

Annual precipitation is about 750 mm.  It ranges from a low of 11 mm in March to a high of 144 mm in August.

4.3

LOCAL RESOURCES AND INFRASTRUCTURE

The community of Askersund has a population of about 14,000.  The village of Zinkgruvan has about 450 inhabitants.  Zinkgruvan is the largest private employer in the municipality with 287 employees.  Other local economic activities include agriculture, construction and light service industries.  The town of Askersund has a modest tourist industry in the summer and is a full service community.

The nearest airport is in Örebro with daily flights to Stockholm, Copenhagen and other centres.  Orebro also hosts a university and considerable light and heavy industry.

As with virtually all of southern Sweden there is an extensive network of paved highways, rail service, excellent telecommunications facilities, national grid electricity, an ample supply of water and a highly educated work force.

4.4

PHYSIOGRAPHY

The property is located in very gently rolling terrain at about 175 metres above mean sea level ("masl") and relief in the area is 30 m to 50 m.  It is largely forest and drift covered and cut by numerous small, slow moving streams, typical of glaciated terrain and very reminiscent of boreal-forested areas of Canada such as the Abitibi area of northern Ontario and Quebec.  Outcrop is scarce.

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5.  HISTORY

The Zinkgruvan deposit has been known since the 16th century but it was not until 1857 that large scale production began under the ownership of the Vieille Montagne Company of Belgium.  Vieille Montagne merged into Union Miniere in 1990.

The earliest recorded mining activity in the area dates from approximately 1700.  This was from the Isåsa mine, immediately to the north of the present Zinkgruvan operation.  The mine operated intermittently until the mid 1800s.  Samples were reported to run up to 1,550 g Ag/t but the operation never made a profit and was shut down permanently in 1845.

Interest in the present Zinkgruvan area as a potential zinc producer dates from 1846-47.  Trial mining and smelting were carried out but the operation was unprofitable because of the large quantities of coal required for reducing the ore.

The Swedish owner of the property subsequently made contact with Vieille Montagne, the world leader in the mining and processing of zinc ores at that time.  The Belgian company agreed to purchase the properties, including mineral rights and extensive surface rights in farm and forest land and in 1857 a Royal Warrant was issued by the Swedish Crown authorizing this purchase by a foreign company and documenting the terms of operation of the mine.

The first shipment of ore from Zinkgruvan to Belgium was made in 1860.  Vieille Montagne metallurgists, accustomed to treating oxidized ores in carbonate gangues, encountered severe technical problems in smelting the sulphide ores, however, the problem was eventually solved by the addition of a roaster on site in 1864.

Processing, including roasting was carried out at Ammeberg, with its small port facility on Lake Vattern.  Zinkgruvan still has some real estate holdings in and around the town.  The former

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tailings area now forms a golf course.  From the port, shipments of ore and (later) concentrate were shipped out through the Swedish lake and canal system to the sea and on to Belgium.

In the years immediately following the opening of the mine, production was carried out on a modest scale.  Hand sorting and heavy media separation were sometimes employed to upgrade mined material.  Later, for many years up to the end of 1976, the rate of production was around 300,000 tonnes annually ("tpa").  In the mid-1970s, the company decided to expand production and doubled the production rate to 600,000 tpa.  A new main shaft was sunk to gain access to additional ore, the mining method was modified to allow for heavier, mechanized equipment, a new concentrator and tailings disposal facilities were built adjacent to the mine and the Ammeberg facilities were largely rehabilitated and abandoned.  The new facilities were brought on line at the beginning of 1977 and the rate of production gradually began to increase towards the target of 600,000 tpa, which was achieved in 1982.  Since then the production rate has been further increased to its present ±800,000 tpa.  Nominal milling capacity is 900,000 tpa but the operation has never achieved this level.  Potential future options include increasing the production rate to up to 1,500,000 tpa including up to 500,000 tpa from the copper zone.

In the present concentrator, run-of-mine ore is ground in a large autogenous mill.  The sulphides are then floated in bulk followed by lead-zinc separation.  The entire operation is guided by a process control computer with an Outokumpu Courier on-stream X-ray analyzer.

Zinkgruvan does not have detailed historic production figures readily available, however, it appears that from 1860 to the end of 2003, 29.9 million tonnes grading 11.3% Zn and 2.4% Pb have been produced.  Silver grade has been recorded only since 1980.  Selected production figures for the six years from 1998 through 2003 are shown in Table 2.  Production to September 30, 2004 was 503,000 tonnes grading 9.3% Zn, 4.6% Pb, and 97 g Ag/t for 1,173,000 troy ounces of silver, 43,000 tonnes of zinc and 20,000 tonnes of lead, all in concentrate.  WGM projects that the mine will produce 710,000 to 720,000 tonnes and a total of 1,600,000 to 1,700,000 ounces of silver in full 2004.

Watts, Griffis and McOuat

TABLE 2

ZINKGRUVAN MINE PRODUCTION – 1998 TO 2003

Year	Tonnes	Zn (%)	Pb (%)	Ag (g/t)	Recovered Ag (ounces) *
1998	691,000	10.8	3.8	85	1,335,000
1999	736,000	9.5	3.6	78	1,331,000
2000	733,000	10.8	4.0	102	1,531,000
2001	810,000	8.4	3.6	84	1,494,000
2002	707,000	7.2	3.8	90	1,561,000
2003	757,000	9.2	4.8	103	1,852,000
Averages	739,000	9.3	3.9	90	1,517,000
* Approximate Ag production as recovered in Pb concentrates.

In late 1995 North Limited of Australia purchased the mine from Union Miniere as part of a zinc strategy and in addition to mining, carried out an aggressive exploration program in the immediate and surrounding area.  This program was, however, cut short before any significant diamond drilling was carried out and all of North’s non-core mineral rights other than Marketorp subsequently lapsed.  No off-site exploration has been conducted since 1999.

In August 2000, Rio Tinto became the owner of Zinkgruvan when it acquired North Limited and in June 2004 Zinkgruvan was acquired by South Atlantic Ventures Ltd., which shortly thereafter changed its name to Lundin Mining Corporation.

Zinkgruvan lies on the southern edge of the Bergslagen greenstone belt and since the early 1970s the area has seen regional exploration programs, largely based on airborne electromagnetic survey ("AEM") follow-up, by SGAB and LKAB (both Swedish state companies), BP Minerals, Granges and more recently BHP.  Boliden has also worked in the area although its activities seem to have been concentrated more to the north.  None of the southern programs has met with success although details are sketchy as until the early 1990s there was no statutory requirement to file exploration results with Swedish authorities.  A good portion of the results and base data has found its way to the mine over the years but even with the effort made by North much work is required to compile and prepare a useful regional database.

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6.  GEOLOGICAL SETTING

6.1

REGIONAL AND LOCAL GEOLOGY, METAMORPHISM AND STRUCTURE

Zinkgruvan is located in the SW corner of the Proterozoic-aged Bergslagen greenstone belt/mining district, famed for its numerous iron ore and base metal mines, notably the Falun deposit (200 km north of Zinkgruvan), which saw production from before the year 1000 until 1992.  The belt is shown in Figure 3.

The ore-bearing Bergslagen district is part of the southern volcanic belt of the Svecofennian Domain.  The supracrustal rocks are dominated by felsic metavolcanic successions that can be up to 10 km deep.  Limestones, calc-silicates and mineralized deposits are commonly found within the metavolcanics.  The district is comprised of a series of small proximal basins in a continental rift environment. The active extensional stage was characterized by felsic volcanism and intrusions followed by subsidence and sedimentation.

The deposit is situated in an east-west striking synclinal structure within the lower Proterozoic Svecofennian supracrustal sequence (Figure 4).  This sequence consists of metavolcanic and metasedimentary rocks 1.90 to 1.88 billion years old, which rest on an unknown basement.

During early stages of the orogeny 1.87 to 1.85 billion years ago, differentiated, I-type granitoids, ranging from gabbro to granite in composition intruded the Svecofennian sequence.  From 1.84 billion years ago until 1.77 billion years ago further intrusion occurred, forming late orogenic, undifferentiated, S-type plutons and dikes associated with migmatites, comprising granites, aplites and a large number of pegmatites.  Finally, post-orogenic granites belonging to the NNW-trending Transscandinavian granite-porphyry belt created a large volume of granitic intrusion about 1.73 billion years ago.

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Figure 3. Simplified Regional Geology Map – Bergslagen Greenstone Belt

SLW ZNK \ SLW_06_Bergslagen_Geol_map.cdr
Last revision date: Friday, 10 December 2004

15°E
17°E
19°E
60°N
59°N
N
Gavle
Falun
Borlange
Garpenberg
Grangesberg
Uppsala
Mälaren
STOCKHOLM
Orebro
Eskilstuna
Hjälmaren
Kumla
Askersund
ZINKGRUVAN
Exploration Permits
and Exploitation Concessions
Vättern
Motala
Scale 1 : 1.5 million
0 10 50
Kilometres
Kiruna
Lulea
Detailed
Map Area
SWEDEN
Helsinki
Oslo
Stockholm
Goteborg
Riga
Copenhagen
Legend:
PROTEROZOIC
Young sedimentary rocks
Diabase
Young plutonic rocks
(c. 1.85-1.65 Ga and 1.5 Ga)
Old plutonic rocks
(c. 1.89-1.85 Ga)
Svecofennian
metasupracrustal rocks
Au-bearing Fe-oxide deposit
Fe-oxide deposit
Figure 3.
SILVER WHEATON CORP.
Zinkgruvan Mine
South-Central Sweden
Simplified Regional Geology Map
Bergslagen Greenstone Belt

Map Source: "Geological map over Bergslagen © Swedish Geological Survey (SGU) 30-287/2004"

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The supracrustal rocks are divided into three lithostratigraphic groups:

-

a metavolcanic group in the lower part of the stratigraphy;

-

a metavolcano-sedimentary group; and

-

a metasedimentary group, which occupies the highest stratigraphic position of the supracrustal rocks in the Zinkgruvan area.

The metavolcanic group comprises mainly massive, fine-grained, red, felsic metavolcanic rocks, which are in part quartz-microcline porphyritic with a low (≤5%) biotite content.  They occur mainly in the northern part of the area and south of the Zinkgruvan basin structure.  Some of the rocks in the metavolcanic group are assumed to have an ignimbritic origin.

The rocks of the metavolcano-sedimentary group are composed of mixed, chemically precipitated, and tuffaceous metasediments.  The major rock type in this group is a metatuffite, which is commonly well banded and sometimes extremely finely laminated.  Calc-silicate rocks, marbles, calc-silicate-bearing quartzites, quartzitic tuffaceous metasediments and sulphide ores are intercalated with the metatuffites.  All of these rocks are intruded by metabasic sills and dikes, usually 2 to 3 m wide.

The metasedimentary group contains mainly argillic, clastic metasediments, which characteristically have a high biotite content (>30%).  They are strongly recrystallized and transformed to veined gneisses.  In upper parts of the stratigraphy the metasediments are migmatized and have undergone some anatexis to form grey, medium grained, biotite-rich, massive granitoids.  In the lower part of the group, disseminated pyrrhotite occurs in garnet-bearing siliceous beds of primary exhalative origin.

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Most of the mineralization in the district is associated with the metavolcano-sedimentary group:

-

in the northernmost part of the Zinkgruvan area, manganese-rich, occasionally sphalerite-bearing, magnetite mineralization is associated with pyroxene and amphibole-bearing marbles and metatuffites;

-

to the northeast and east of the Zinkgruvan deposit, magnetite deposits are hosted by diopside (predominantly)-actinolite-hornblende-calcite-garnet-bearing rock intercalated with a metatuffite, which lies in the lowest part of the (metavolcano-sedimentary) group;

-

the Zinkgruvan deposit, together with a number of small bodies of Zn-Pb mineralization are situated in the higher part of the group; and

-

stratiform pyrrhotite mineralization occurs in the uppermost part of the group and in the lower part of the metasedimentary group.

As a result of repeated deformation during the Svecofennian orogeny, the relatively incompetent supracrustal rocks were isoclinally folded together with the more competent, primorogenic granitoid massifs.  The metamorphism is low-pressure, upper amphibolite facies with migmatization and partial melting of the biotite-rich rocks in the metasedimentary group and its effects are more pronounced in the southern or Zinkgruvan portion of the Bergslagen.

Sillimanite and cordierite are common index minerals in these rocks.  The rocks of the metavolcano-sedimentary group, which underwent the same high-temperature metamorphism exhibit well preserved, recrystallized, primary bedding.

Regional deformation ended before regional metamorphism, as the late orogenic granites have not been affected by the regional deformation, however, the later granites of the Transscandinavian granite-porphyry belt have deformed the country rock during their intrusion, causing a local folding parallel to subparallel to their margins.

Brittle fracturing is marked by NNE-trending fault systems resulting in large-scale block movements between sections of the country rock.  The Knalla fault, separating the Nygruvan and

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Burkland ore zones is likely an example of such a fault.  Movements of several hundred metres are occasionally observed along such faults (Figure 4).  These fault systems postdate an east-trending dolerite dike swarm, which has an age of about 1.53 billion years.

6.2

GEOLOGY OF THE ZINKGRUVAN DEPOSIT

The massive sulphide Zn, Pb mineralization is hosted by a metavolcano-sedimentary sequence with associated carbonates and cherts and extends for some 5 km along strike.  Structurally, the deposit has undergone several phases of folding and is divided into two distinct areas by the regional NNE-SSW-trending Knalla fracture/fault zone.  The property geology is shown on Figure 4.  Stratigraphy is overturned such that the stratigraphic footwall forms the structural hanging wall.

From stratigraphic footwall (oldest) to hanging wall (youngest) the deposit geology is presented as follows:

-

Quartz-microcline unit (leptite or felsic volcanic);

-

Felsic metatuffite;

-

Marble (host to the copper zone);

-

Metabasite sills and dykes (amphibolite?);

-

Felsic metatuffite (sometimes quartzitic and with occasional oxide iron formation beds);

-

Massive sulphide Zn, Pb;

-

Calc-silicate bedded metatuffite;

-

Marble;

-

Felsic metatuffite with disseminated pyrrhotite near the upper stratigraphic contact; and

-

Argillic metasediment.

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Figure 4. Generalized Property Geology Map

SLW ZNK \ SLW_7A_Prop_Geol_Zinkgruvan.cdr
Last revision date: Friday, 10 December 2004

N
Nature Reserve
NYGRUVAN DEPOSIT
P1&P2
KNALLA DEPOSIT
P3
0 200 1,000
Metres
Legend:
Felsic metavolcanics
Metatuffite
Quartzites
Marbles
Argillitic metasediments
Metabasite
Early-late-Orogenic granites
Post-Orogenic granites
Quartz-microcline rocks
Dolerite
Mafic granitoids
Pb-Zn ore
Pb-Zn mineralization
Pyrrhotite mineralization
Iron oxide
Fault
P3 Shaft and number
Map modified after Zinkgruvan Mining AB
Figure 4.
SILVER WHEATON CORP.
Zinkgruvan Mine
South-Central Sweden
Generalized Property Geology Map

Watts, Griffis and McOuat

Watts, Griffis and McOuat

The Nygruvan section of the mine, which has provided the bulk of the production until recently, is situated to the east of the fracture/fault zone and consists of a single, fairly regular, tabular 5 m - 25 m thick horizon, striking NW-SE, dipping 60° to 80° to the NE and has a near-vertical plunge.  It outcropped and persists to at least 1,200 m vertical depth.  The western or Knalla section of the mine, striking generally NE-SW (although quite variable locally) and dipping NW, consists of several bodies of highly contorted mineralization of quite variable thickness (3 m – 40 m).  Dips are variable from near vertical to sub-horizontal.  Plunges are also variable with the Burkland body plunging moderately NE and Cecilia and Dalby plunging SW.  Burkland extends from 200 m to depths in excess of 1,400 m vertical.  It flattens considerably at depth making exploration drilling and interpretation of results difficult.  Figures 5 and 6 are respectively a 650 level plan and schematic cross-section through the Nygruvan area.  Figures 7 and 8 are respectively an 800 level plan and schematic cross-section through the Knalla area.

Sitting in the immediate structural hanging wall of the Burkland ore body is a copper (chalcopyrite) stringer zone hosted by dolomitic marbles, in turn overlain by the oldest unit in the mine area, a quartz-microcline leptite, likely of felsic volcanic origin.  The copper zone dips steeply NW, is up to 250 m long, varies from 5 m to 38 m thick and extends from slightly above 600 m to 1,020 m vertical, all dimensions depending on grade cutoff employed.  It is cut off latterly to the NE by the Knalla fault and has been cut off by drilling to the SW and above 650 m vertical.  It may continue at depth.  A thin, discontinuous clay rich fault zone occurs between the massive sulphide and the copper mineralization.  The plan position of the copper zone is shown in Figure 7.

The metavolcano-sedimentary group consists mainly of a potassium-rich metatuffite with intercalations of calc-silicate rocks, marbles, quartzites and sulphides.  These intercalations give the metavolcano-sedimentary group, a pronounced stratification especially in the ore zone and its stratigraphic hanging wall.

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Figure 5. 650 Level Plan – Nygruvan and Part of Burkland

SLW ZNK \ SLW_08_NygruvanBurkCoppLevelPlans.cdr
Last revision date: Friday, 10 December 2004

N
NYGRUVAN
BURKLAND
0
40
200
Metres

Legend:
Metatuffite
Metatuffite silica & calc-silicate bedded
Marble
Argillitic metasediment
Metabasite
Quartz-microcline rock
Zn-Pb ore
Disseminated ZnS-PbS
Fault
Shaft
Cu mineralization
Pyrrhotite mineralization

Modified after Zinkgruvan Mining AB

Figure 5.

SILVER WHEATON CORP.

Zinkgruvan Mine

South-Central Sweden

650 Level Plan

Nygruvan and Part of Burkland

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Figure 6. Schematic Cross-section – Nygruvan

SLW ZNK \ SLW_09_NygruvanSchematicSect.cdr
Last revision date: Friday, 10 December 2004
Watts, Griffis and McOuat

SW
NE
0
100
200
300
400
500
600
700
800
900
1000
1100
?
Metatuffite
Metatuffite silica & calc-silicate bedded
Argillitic metasediment
Marble
Metabasite
Quartz-Microcline rock
Zn-Pb ore
Disseminated ZnS-PbS
Pyrrhotite mineralization
Iron-oxide
0 50 250
Metres
Modified after Zinkgruvan Mining AB

Figure 6.

SILVER WHEATON CORP.

Zinkgruvan Mine

South-Central Sweden

Schematic Cross-section - Nygruvan

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Figure 7. 800 Level Plan – Burkland Zn/Pb and Cu Zones

SLW ZNK \ SLW_10_Burkland_800Level.cdr
Last revision date: Friday, 10 December 2004
Watts, Griffis and McOuat

1435
1411
1363
1439
1360
1367
1361
1364
1362
70c
Knalla Fault
800 Level
Legend:
Viksjun Formation
Metasediment
Garnet-biotite-quartz rock
Zinkgruvan Formation
(Biotite)-quartz-feldspar rock
Zinc ore
Marble
Isesen Formation
Quartz-microcline rock
Chalcopyrite mineralization
Cu analysis
Zn analysis
Modified after Zinkgruvan Mining AB
N
0 20 100
Metres
Figure 7.
SILVER WHEATON CORP.
Zinkgruvan Mine
South-Central Sweden
800 Level Plan - Burkland Zn/Pb and Cu Zones

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Figure 8. Schematic Cross-section – Knalla

SLW ZNK \ SLW_11_Knalla_SchemXSection.cdr
Last revision date: Friday, 10 December 2004

0
50
100
150
200
250
300
350
"Footwall Alteration"
Quartz-Microcline Rock
(Leptite)
Marble
Marble
OLD KNALLA MINE
LINDANGEN
SAVSJON
"Skarnbanded "leptite"
"Garnet Quartzite"
Main Ore Zone
Zn Pb Ag
Biotite Rich Gneiss (Meta argillite)
0
30
150
Metres

Legend:
Metatuffite
Metatuffite silica and calc-silicate bedded
Argillitic metasediment
Marbles
Quatrz-microline rocks
Zn-Pb ore

Figure 8.

SILVER WHEATON CORP.

Zinkgruvan Mine

South-Central Sweden

Schematic Cross-section - Knalla

Modified after Zinkgruvan Mining AB

Watts, Griffis and McOuat

Watts, Griffis and McOuat

The metatuffite is a homogenous, usually massive, quartz-microcline-biotite rock of rhyolitic to dacitic composition.  It has a granoblastic texture and is often gneissic.

The stratigraphy of the metavolcano-sedimentary group is best developed in the eastern part of the Nygruvan area where the sequence is thickest.

Metabasic sills and dikes intruding the metavolcanic and the sedimentary group are the oldest intrusions.  Dikes and irregular, massive, grey, usually coarse-grained pegmatites of granitic composition are relatively common in folded areas.

There is clear evidence of hydrothermal alteration in the mine sequence.  Altered rocks have been heavily depleted in Mg, Mn and Fe although there is some disagreement regarding Mn depletion.  Sodium depletion is less evident although the Na/K ratio decreases upwards through the footwall quartz-microcline unit.  There is significant enrichment in Ba, K, S and Ca.

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7.  DEPOSIT TYPES

While the genetic model most appropriate for Zinkgruvan is still somewhat controversial, evidence, particularly the presence of a what appears to be a copper rich stringer zone stratigraphically below the Burkland orebody, seems to favour a volcanogenic ("VMS") model, perhaps in a distal environment, whereby mineralized hydrothermal fluids ascended through a vent system or systems and deposited sulphide mineralization in shallow, fairly flat-lying sea floor depressions during a particularly quiescent period.  Some workers prefer a sedimentary-exhalitive ("SEDEX") model and the truth may lie somewhere between the two.

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8.  MINERALIZATION

8.1

ZINC/LEAD/SILVER OREBODIES

Sphalerite and galena are the dominant sulphide minerals, generally massive, well banded and stratiform, generally 5 m to 25 m thick.  At Nygruvan there are two parallel horizons (mainly in the eastern portion of the orebody), separated by 3 m to 8 m of gneissic metatuffite (quartz, microcline, biotite, and minor muscovite, chlorite and epidote).  Chalcopyrite is present in small amounts (<0.2% Cu).  Pyrrhotite, pyrite and arsenopyrite are present although the amount of pyrrhotite and pyrite (<1% each) is far less than for many if not most VMS or SEDEX deposits.  Tetrahedrite is the most common silver-bearing mineral.  Metamorphism and deformation have mobilized galena into veins and fissures subparallel to original bedding in places.  Native silver was even more mobile and is often found in small fissures.  Remobilization is most commonly observed in the Pb-rich western part of Nygruvan.  In both the Nygruvan and Knalla areas there is an increase in Zn+Pb grades towards the stratigraphic hanging wall of the massive sulphide horizon.  Contacts of mineralization with hosting stratigraphy are generally very sharp, more so on the stratigraphic footwall than hanging wall.

In the Knalla portion of the mine, structure is more complex and structural thickening is common.  There are often two to four parallel ore horizons separated by narrow widths of metatuffite.  The Knalla area consists of five individual Zn, Pb bodies for which Mineral Reserves and/or Mineral Resources have been estimated and exploration is ongoing to further define them and to find additional ones along what is a continuous although highly contorted horizon.  The bodies are, from NE to SW, Burkland, Savsjon, Mellanby, Cecilia and Borta Bakom.  In addition the Lindangen zone occurs close to surface above Mellanby on the longitudinal section and was exploited earlier in the mine’s life.  It hosts a small resource, some of which may not be exploited because of its proximity to surface.  The only significant difference in mineralogy from Nygruvan to Knalla is that Co and Ni content are higher in the

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Burkland deposit and are of sufficient quantity that they impact metallurgy and concentrate quality.  The Co content of zinc concentrate sometimes exceeds the penalty limit of 150 ppm.

8.2

COPPER MINERALIZATION

Copper stockwork mineralization was noted on the structural hanging wall of the Burkland deposit early in its exploration history.  During 1996-1997 resource definition drilling at Burkland led to the recognition of significant hanging wall copper mineralization and a copper-specific drilling program was undertaken.  A 2.7 Mt Indicated Resource grading 3.0% Cu, 0.5% Zn, 52 g Ag/t has since been defined and a preliminary study was undertaken into the feasibility of developing the zone in parallel with the Zn, Pb resources.  More study is now underway.  The host rock is a dolomitic marble with variable amounts of porphyroblastic Mg-silicates.  The clean marble contains up to 10% silicate minerals and higher amounts of copper than the silicate rich type with up to 50% silicates.  Chalcopyrite is the main copper mineral and occurs as fine-grained disseminations infilling between dolomite grains or massive lumps and irregular veins up to several cm thick.  Cubanite, CuFe2S3, is also present and occurs as lamellae in chalcopyrite.  Bornite and tetrahedrite are rare and mainly confined to footwall rocks outside the resource.

The host mineral for silver in the deposit is not known but native silver has been encountered occasionally as thin vein fillings in core.  Zinc is present exclusively in sphalerite.  Cobalt, nickel, arsenic and antimony-bearing minerals such as cobaltite, safflorite, breithauptite and nicolite have been recognized.  Some graphite has been observed.

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9.  EXPLORATION

9.1

MINE SITE (BROWNFIELDS)

Since 1999, with minor exception, the only exploration conducted by Zinkgruvan has been that directly related to defining/upgrading known Mineral Resources and exploring for new ones on the Nygruvan-Knalla mineralized horizon, mostly in the Knalla portion of the mine.  Drilling is undertaken both from surface and underground and dedicated exploration drifts are common.  Geological staff has historically been very successful in upgrading Mineral Resources and replacing Mineral Reserves.

Somewhat less exploration drilling and drifting than originally planned have been undertaken in 2004.  Final amounts will be approximately 11,000 m versus a planned 15,800 m and 570 m versus 860 m respectively.  Nonetheless these amounts represent increases from recent years.  Unofficial plans for 2005 are for 16,400 m of drilling and 190 m of exploration drifting.  The drifting is planned for the middle Burkland and upper Cecilia areas.  The drilling will be comprised of stope definition, resource upgrading and surface holes, the latter to follow-up on the successful hole completed in 2004 (see Section 9.2).

9.2

OFF MINE SITE (GREENFIELDS)

Prior to the purchase of the mine by North Limited in 1995 greenfields exploration had not been a priority.  The Marketorp exploitation concession 35 km east of the mine, covering historic Zn, Pb mineralization had been explored in the 1950s and 1980s by a forestry company and LKAB by trenches, shallow shafts, short drillholes and IP surveying and been held for many years by Zinkgruvan without being worked.  A large amount of regional data had been accumulated, however, and North began an aggressive exploration program shortly after the acquisition.

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A regional heliborne magnetic and radiometric survey (223 km2 in 5 areas including 90 km2 covering the mine site and immediate area) was carried out and new properties were acquired, including a considerable amount of land contiguous with and surrounding the mine exploitation concessions.  A GEOTEM AEM survey of limited extent (236 km2 in 6 areas, including 90 km2 covering the mine site and immediate area) was flown, extensive ground geophysical surveys (Mag, HLEM, IP), geological mapping, conventional till sampling and MMI geochemical surveying were also carried out.  Some 20 target areas were explored, however, the exercise was somewhat of a scientific one and only 7 holes totalling 4,500 m (on a property 7 km east of the mine) were drilled.  Prior to the time North wound down its exploration programs in 1999, drilling had been proposed for five properties and additional work for three others.

In 2000, North entered into an exploration joint venture with Lake Resources, an Australian start-up junior company.  In return for providing access to all its data North/Zinkgruvan were to share in any discoveries.  Lake acquired some property towards the central portion of the Bergslagen belt but was unable to raise funding and carried out no significant exploration.  It did not evaluate the Zinkgruvan database to any great extent before ceasing work.  The agreement was formally terminated in 2003.

Zinkgruvan conducted a basal till geochemical exploration program north of the mine area on the Dalby Hytta Nr 1 exploration permit early in 2004 and encountered bedrock geology similar to mine stratigraphy along with small amounts of sphalerite and galena.  In addition, one deep surface drill hole collared near the tiny hamlet of Dalby north of the mine was successful in intersecting the down dip projection of the Zinkgruvan horizon carrying Zn and Pb values (2.98% Zn, 2.16% Pb, 45 g Ag/t over 0.36 m) at a depth of 1,320 m.  Follow-up drilling is planned.  Since Lundin acquired the mine, more exploration licences have been acquired south and southeast of the mine and geophysical surveys are planned.  These new holdings will not be part of the SLW-Zinkgruvan agreements.

Watts, Griffis and McOuat

10.  DRILLING

10.1

GENERAL

Diamond drilling data are the only data used for resource definition at all scales, stope definition and for grade control.  In the last 10 years 5,700 m to 34,000 m of drilling have been completed on the mine site annually and until recently 20% of that was of a reconnaissance nature.

Reconnaissance drilling for new mineralization is normally carried out from exploration drifts and holes may be up to 1,200 m long.  Occasionally surface holes are drilled.

To qualify as Inferred Resources drill spacing is generally 80 m to 100 m vertical by 100 m horizontal and no mineralization has been exposed by development.  Indicated Resource drill spacing is a maximum of 80 m to 100 m by 100 m with some mineralization exposed by development.  Measured Resources have a maximum 50 m by 50 m drill spacing and are well exposed by development.  Stope definition holes generally have a maximum spacing of 15 m to 20 m.

Measured Resources are converted into Mineral Reserves based on a SEK 250 minimum value cutoff factor.

Drilling is done by contractors and their all-up costs are SEK 320 or more per metre depending on hole length.

Holes over 100 m in length are surveyed using a Maxibor instrument with readings taken every 3 m. Core size is generally 28-36 mm for underground holes and 28-39 mm for surface holes.  Recovery is near 100%.

Watts, Griffis and McOuat

10.2

CORE HANDLING AND LOGGING PROTOCOL

Drill core is delivered to a modern, well-lighted core shack on the mine site.  It arrives in labelled wooden core trays.  The geologist calculates Q values (a geotechnical measurement combining several measures) and proceeds to geological logging using a Prorok software (developed and employed in Sweden) data entry module and lithological codes.  There is provision for a written description also.  One geologist is assigned to enter all drill logs into the database.  WGM was impressed with the quality of the facility and the procedures in place for core logging and splitting.

Watts, Griffis and McOuat

11.  SAMPLING METHOD AND APPROACH

The geologist marks the "from-to" for assay samples on the box and this "from-to" serves as the sample number, which he or she enters on a sample record sheet.  Sample length is chosen based on sulphide content and varies, with the maximum length 3.5 m.  Core splitting is handled in a dedicated and enclosed corner of the core logging area.  A technician splits the core using a hydraulic splitter then places the split portion in a bag marked with the geologist-supplied sample number.  A diamond saw is used occasionally.  No sample tags are used.  The second half of the core is returned to the core tray and all core is archived in a warehouse located in the town of Ammeberg.

Watts, Griffis and McOuat

12.  SAMPLE PREPARATION, ASSAYING AND SECURITY

12.1

SAMPLE PREPARATION

The sample bags are transported to the on-site laboratory located in the concentrator, where they are prepped for eventual shipment to Acme Analytical Laboratories Ltd. (“Acme”) in Vancouver for analysis.  They are first jaw crushed to <5 mm.  A Jones riffle splitter is then used to reduce the sample in size and the reject is bagged and saved for reference.  Both the jaw crusher and Jones splitter are cleaned with compressed air between samples.  A 100 g to 150 g portion of the riffle-split sample is placed in a Herzog automated pulveriser capable of handling 60 samples at a time and reduced to <36 microns.  The pulveriser is air and water cleaned between sample runs.  A 10 g portion of the pulverized sample is shipped to Acme.  One duplicate sample and one dolerite blank are inserted per 18 samples prior to shipment.  Shipments are made at least once per month depending on the level of drilling activity and the level of importance of the samples.  WGM visited the laboratory in January and again in November and was impressed by the cleanliness, the quality of the equipment and efficiency of the staff and the procedures and protocols in place.

12.2

ASSAYING

In the mid-1990s geological staff recognized that the on-site laboratory had difficulty with accuracy and precision affecting all elements analyzed.  Despite certain corrective measures and following a study of some 2,500 sample results and an additional 688 sample, doubts remained and in 2002 they decided to begin using a commercial laboratory for all geological analyses.

Since September 2002 assaying has been carried out by Acme (an ISO 9001:2000 accredited facility) using its ICP-ES (Inductively Coupled Plasma-Atomic Emission Spectrometer)

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procedure.  Turnaround time is a quick 10 working days from shipping date for priority samples.

The method uses a 1g pulp sample diluted in 100 ml Aqua Regia, which is then run by ICP-ES.  It covers 23 elements, those of critical importance being Zn, Pb, Ag, Cu, Co, Ni and in addition Al, As, Bi, Ca, Cd, Cr, Fe, Hg, K, Mg, Mn, Mo, Na, P, Sb, Sr and W.

12.3

QAQC

12.3.1

GENERAL

Zinkgruvan has a systematic QAQC program in place.  As noted above, a duplicate and a blank are inserted in the Zinkgruvan preparation laboratory prior to shipment to Vancouver.  Acme inserts an additional blank and pulp duplicate, and a commercial standard into each 34 sample batch.

Zinkgruvan staff report no problems with Acme and that accuracy and precision meet industry standards.

Zinkgruvan has recently enhanced its QAQC program by routinely sending pulp duplicates and blanks to the ISO 9001:2000 accredited ALS Chemex laboratory in Vancouver.  WGM approves of the Zinkgruvan QAQC program.  A further but less critical enhancement would be the preparation and insertion into the sample stream of deposit-specific standards.

12.3.2

CORRECTION FACTORS

While not strictly speaking a QAQC issue WGM has had discussions with mine geological staff about the correction (or reconciliation) factors used to reconcile predicted Mineral Reserve and Mineral Resource grades with official figures as represented by the actual produced amounts of concentrate and metal.  Reconciliation is carried out on a monthly basis

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and factors for Zn, Pb and Ag are calculated in the form of a five-year rolling average.  These factors are applied to the official Mineral Reserve estimates in order to arrive at mineable reserves for the life of mine plan.  While such correction factors are common in the industry Zinkgruvan is somewhat unique.  Zn and Pb have correction factors of 0.94 and 0.92 (to December 31, 2003) respectively, meaning that less Zn and Pb are recovered than the Reserve estimates indicate should be.  This is not unusual.  In the case of silver, however, the correction factor (to December 31, 2003) is 1.08 meaning that Ag is underreported by 8%, a significant amount.  Zinkgruvan geological staff has put and continue to put considerable effort into studying this discrepancy but have yet to come up with a conclusive explanation.  Possibilities include (1) The presence of Ag in hanging wall dilution, which is included at “zero” grade and (2) A problem related to historic silver assaying in the mine laboratory (see Section 12.2).  Despite the fact that Acme now does all of the geological assaying, the vast majority of assay data in the database is pre-Acme.  Therefore, if assay bias is the source of the problem it will be some time before the situation is corrected as Acme data begins to predominate.  (Only 3,000 of the 26,000 samples in the database have been assayed by Acme.)  During the November site visit WGM was informed that in fact the “point-in-time” Ag correction factor for the year 2003 was 1.02, considerably lower than the rolling average.  Although there had been no attempt to correlate 2003 production with the source of assay data corresponding with this production, this drop in the correction factor may in fact be lending support to the notion that historic assay bias is the ultimate problem.

WGM recommends that SLW continue to follow this matter and obtain periodic updates regarding all the correction factors and in particular the progress in determining the source of the unusual silver factor.

12.4

SECURITY

The drill core remains within the secure mine compound during the entire logging and splitting process and sample preparation is carried out on site in secure facilities also.  All sample batches are packaged securely and sample numbering is checked at each stage of the process.

Watts, Griffis and McOuat

13.  DATA CORROBORATION

WGM visited several underground working faces, including one of the exposed copper zone, and other key areas of the underground mining operation during its site visit January 22 and again on November 6, 2004.  All of the surface facilities, including the tailings impoundment area were visited on January 21 and 23 and a portion of them were visited again November 5 and 6.  In January, two representative samples were taken, one of massive Zn, Pb material from the Burkland deposit and one from the copper zone adjacent to Burkland.  Another sample of Zn, Pb rich mineralization was taken in November.  It was not analyzed.  The January samples were taken to confirm the presence of economic mineralization.  They were returned to Toronto and sent to the ALS Chemex laboratory in Vancouver for analysis.  Zn, Pb, Cu and Ag were determined by AA measurement (following aqua regia digestion) on 30 g samples.  Au was determined by fire assay with a gravimetric finish on a 50 g sample.  In addition, multi-element ICP analysis was carried out on both samples.  The WGM sampling confirmed the presence of Zn, Pb, Ag and Cu as detailed in Table 3.  Elevated Ca and Mg values were found in the copper zone sample supporting the dolomitic marble composition of the host rock.  The Burkland Zn/Pb/Ag zone sample had elevated Co, Ni values and moderately elevated As.  The copper zone sample had very anomalous Co, Ni and As values.

TABLE 3

WGM SAMPLING RESULTS, ZINKGRUVAN MINE

Location	Zn (%)	Pb (%)	Ag (g/t)	Cu (%)	Co (ppm)	Ni (ppm)	As (ppm)	Au (ppb)
Burkland 450 level Heading 760-2, Zn/Pb zone	12.1	26.2	495	0.03	183	33	66	33
Copper zone crosscut – 965 level	0.86	0.01	16	5.68	3,600	1,770	8,840	4

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14.  ADJACENT PROPERTIES

There are no known significant exploration properties adjacent to or near the Zinkgruvan property.

The property is situated in the far southern portion of the Bergslagen belt, which to the north hosts numerous iron ore and base metal deposits many of which have seen production.  At the present time the only significant production from the belt besides Zinkgruvan is from the Garpenberg Zn, Ag operation of Boliden, located 175 km to the north.

Watts, Griffis and McOuat

15.  MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

15.1

GENERAL

The Zinkgruvan Mineral Reserve and Mineral Resource estimates at December 31, 2003, as prepared by Zinkgruvan staff and audited and reclassified by WGM in March 2004, are shown in Tables 4, 5, 6 and 7.  The Mineral Resources are reported in addition to Mineral Reserves.  Zinkgruvan uses a SEK 250 economic cutoff when converting Mineral Resources to Mineral Reserves.  For the Burkland deposit, 12% (on average) zero-value wall rock and 3% zero-value backfill dilution, and 0.95 mining recovery and 0.97 mucking loss factors are applied to Mineral Resource estimates in arriving at the cutoff figure.  For the Nygruvan deposit, the corresponding figures are wall rock dilution 25% (on average), mining recovery 0.95 and mucking loss 0.95.  There is no backfill factor required for Nygruvan.  Metal prices used for the December 31, 2003 estimates were Zn - $992/t, Pb - $529/t and Ag - $5.00/ounce, all conservative relative to those of mid-December 2004.  Minimum mining width throughout the mine is 3.0 m.  Mineral Reserves are converted to mineable reserves by applying a five-year rolling average grade-correction factor as discussed in Section 12.3.1.

TABLE 4

ZINKGRUVAN MINE PROVEN AND PROBABLE "ZINC/LEAD/SILVER" MINERAL RESERVES

Prepared by Zinkgruvan Staff – Reclassified by WGM (March 2004)

	Tonnes	Ag (g/t)	Zn (%)	Pb (%)
Proven	7,875,000	103	9.9	5.2
Probable	1,627,000	68	9.3	2.8
Total	9,502,000	97	9.8	4.8

TABLE 5

ZINKGRUVAN MINE MEASURED AND INDICATED "ZINC/LEAD/SILVER" MINERAL RESOURCES

Prepared by Zinkgruvan Staff – Reclassified by WGM (March 2004)

	Tonnes	Ag (g/t)	Zn (%)	Pb (%)
Measured	1,069,000	34	7.8	1.5
Indicated	1,044,000	82	9.5	3.4
Total	2,113,000	58	8.6	2.4

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TABLE 6

ZINKGRUVAN MINE INFERRED "ZINC/LEAD/SILVER" MINERAL RESOURCE

Prepared by Zinkgruvan Staff – Reclassified by WGM (March 2004)

	Tonnes	Ag (g/t)	Zn (%)	Pb (%)
Inferred	8,323,000	103	10.0	4.3

TABLE 7

ZINKGRUVAN MINE INDICATED AND INFERRED "COPPER" MINERAL RESOURCES (2% Cu cutoff)

Prepared by Zinkgruvan Staff – Reclassified by WGM (March 2004)

	Tonnes	Zn %	Pb (%)	Cu (%)	Ag (g/t)
Indicated	2,667,000	0.5	0.0	3.0	52
Inferred	850,000	0.2	0.0	3.3	41

The bulk of the Reserves and Resources are hosted by the Burkland deposit, with a smaller portion remaining in the Nygruvan deposit, which has been mined since the 1850s.  Smaller tonnages are hosted by the Savsjon, Mellanby, Cecilia, Borta Bakom and Lindangen, all of which lie SW of Burkland.  Other than Lindangen, a portion of which lies within the crown pillar, none are fully defined.  In addition, there is an estimate reported for the copper zone, sitting on the hanging wall of the Burkland deposit.  All these zones are shown on Figures 9 and 10.

Zinkgruvan geological staff estimate and classify Mineral Reserves and Mineral Resources according to the Australasian Joint Ore Reserves Committee (“JORC”) code.  WGM reclassified the defined mineralization at Zinkgruvan according to the definitions of National Instrument 43-101 and the guidelines published by the Council of the Canadian Institute of Mining, Metallurgy and Petroleum ("the CIM Standards").  The definitions for the CIM Standards are as follows:

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Watts, Griffis and McOuat

Figure 9. Nygruvan Longitudinal Section – Mineral Resource Blocks

P1
P2
0 m
100 m
200 m
300 m
400 m
500 m
600 m
700 m
800 m
900 m
1000 m
1100 m
1200 m
Legend:
MINERAL RESERVES
Proven
Probable
MINERAL RESOURCES
Indicated
Inferred
Measured
Pillar
Modified after Zinkgruvan Mining AB
0
100
500
Metres

Figure 9.

SILVER WHEATON CORP.

Zinkgruvan Mine

South-Central Sweden

Nygruvan Longitudinal Section

Mineral Resource Blocks (31/12/03)

Watts, Griffis and McOuat

Watts, Griffis and McOuat

Figure 10. Knalla Longitudinal Section – Mineral Resource Blocks

Lind□ngen
Burkland
Cecilia
S□vaj□n
Borta Bakom
Mellanby
Cu Zone
in the Hanging Wall
Legend:
MINERAL RESERVES
Proven
Probable
MINERAL RESOURCES
Indicated
Inferred
Measured
Pillar
0 100 500
Metres
Modified after Zinkgruvan Mining AB

Figure 10.

SILVER WHEATON CORP.

Zinkgruvan Mine
South-Central Sweden

Knalla Longitudinal Section
Mineral Resource Blocks (31/12/03)

Watts, Griffis and McOuat

Watts, Griffis and McOuat

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Watts, Griffis and McOuat

15.2

MINERAL RESOURCE ESTIMATE SUMMARY

WGM remains satisfied that the Zinkgruvan Mining AB estimate of Mineral Reserves and Mineral Resources as of December 31, 2003, is valid and accepts the results.

Historically, Zinkgruvan has been very successful at converting Inferred Resources into Indicated and Measured Resources and subsequently into Mineral Reserves.  Between 1982 and 2003 total Proven and Probable Mineral Reserves remained almost constant despite a gradual increase in throughput over that period.  The planned exploration and development cycle at the mine saw little or no conversion of Mineral Resources to Mineral Reserves during 2004, therefore the December 31, 2004 Proven and Probable Reserve total will be reduced by the amount of 2004 production.  There may be a small increase in Mineral Resources.  Mine staff report that this situation will continue through 2005.  WGM’s opinion is that the historical success in replacing Mineral Reserves will resume in 2006.

Watts, Griffis and McOuat

16.  MINING AND MINERAL PROCESSING OPERATIONS

16.1

GENERAL

The long history of mining and processing of the Zinkgruvan ore bodies has progressed the operation through an equally long series of changes to the operation as mining and milling technology evolved.  A modern concentrating facility was built in 1977 and since that time new equipment and automation have been introduced to both the underground and milling operations.  Significant reductions to the operating costs for the nominal 800,000 tpa operation have been achieved as a result of the changes.  The integration of new ground control technology and mining methods to the underground operation is nearly complete, however, the concentrator continues to operate at approximately 80% of the installed capacity due to a shortage of feed.

In the mid 1990s, the increasing size of the underground mined out areas coupled with inherent horizontal ground stress was leading to increasing difficulty maintaining stability of the hanging wall.  The mining methods and sequences were changed and a new paste backfill system was installed in 2001.  Mine production reached 810,000 tonnes in 2001 which remains the highest level in the history of the operation.

Since 2001, the underground operation has been working towards refinement of the backfill technology and the mining sequence but has fallen short of production targets.  Backfilling of older mined out areas has now been largely completed, however, the production shortfall has continued in 2004, largely due to the loss of the ore pass from the 350 level to 650 level in the second quarter.  Production was curtailed while a bypass drift was driven and there will be a shortfall of approximately 100,000 tonnes for 2004.  Since the WGM site visit in January the hoist winder has been replaced as scheduled and a decision has been taken to continue the use of electric haulage trucks from the 980 level to 800 level only.  Diesel trucks are being used above 800.  The highly mechanized mining operation and the modern automated concentrator

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will allow Zinkgruvan to maintain an operating cost structure in the lower quartile of zinc producers.  A plan of the general site of the Zinkgruvan operations is shown in Figure 11.

16.2

UNDERGROUND OPERATIONS

16.2.1

GENERAL

The Zinkgruvan underground mine has three shafts with current mining focused on the Burkland and Nygruvan deposits.  Shafts P1 and P2 at Nygruvan are 735 m and 900 m deep respectively, with P1 used for hoisting personnel and P2 used for ore, waste, materials and personnel.  There is an internal ramp system below 250 m but no ramp from surface.  The Knalla shaft, P3, is 350 m deep and is not a significant part of the current or future operating plan other than as an emergency egress and to support mine ventilation.

16.2.2

MINING METHODS

In the Burkland deposit, long hole mining is used in panel stoping and sequenced in primary and secondary stopes. Stope dimensions are 38 m high by 20 m wide for the primary stopes and a 25 m width for the secondary stopes.  Stope access is typically developed in the footwall with ramps and 5 m by 5 m headings.  Stope access is developed above for drilling and below for mucking with remote control LHDs.  On completion of mining of the primary stopes, they are backfilled with paste fill with 4% cement content with the secondary stopes filled with a lower strength paste fill with 2% cement.  Sill pillars at the 800 m, 650 m, and 450 m levels have been left to separate mining areas and provide ground support between active mining areas and mined out and backfilled areas.  The panel stoping mining method and sequence are shown in Figure 12.

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Figure 11. Zinkgruvan General Site Plan

Watts, Griffis and McOuat

See Detailed Map
Zinkgruvan
Mine Site and Village
Pipelines
Reclaim Pond
Tailings Pond
N
0
2000
Metres

General
Administration
P1 Shaft
P2 Shaft
Mill
Concentrate
Storage
MINE SITE

Figure 11.

SILVER WHEATON CORP.

Zinkgruvan Mine

South-Central Sweden

Zinkgruvan General Site Plan

Watts, Griffis and McOuat

 Figure 12. Schematic of the Panel Stoping Method

SLW ZNK \ SLW_14_PanelStoping.cdr
Last revision date: Friday, 10 December 2004

Watts, Griffis and McOuat

20-25 m
30-50 m
2
1
2
1
2
1
2
1
2
2
1
2
1
2
1
2
1
1
2
1
2
1
2
1
2

- Geometry
  - drift height 4.5 m
  - stope height 30 - 50 m
  - ore width 5 - 30 m
- Drilling
  - downward
  - 54 mm bit cables
  - 89 mm bit production
- Loading
  - remote controlled
  - drawpoints
- Fill type
  - paste fill
  - paste filled

Figure 12.

SILVER WHEATON CORP.

Zinkgruvan Mine

South-Central Sweden

Schematic of the Panel Stoping Method

Modified after Zinkgruvan Mining AB

Watts, Griffis and McOuat

In the Nygruvan deposit, sublevel benching is employed followed by paste backfilling.  Rib pillars previously left between stopes for ground support have become unnecessary with the introduction of the tight paste fill system.  Stoping is carried out with 15 m sublevels and stope lengths of 30 m. (Figure 13).

Ore from Burkland and Nygruvan is fed through an ore pass system to the 800 level and 900 level respectively, where it is transported by truck to the crusher at the P2 shaft.

16.2.3

MINING EQUIPMENT

The Zinkgruvan mining operation has evolved from a track operation to primarily a trackless operation.  Although the mine still maintains a track haulage system on the 350 and 650 levels as backup, the main ore haulage to the shaft was completed with three electric Kiruna trucks (two 50 tonne units and one 35 tonne unit) until late-2003.  Some mine servicing is also carried out with track transport from the shaft to the underground shops and storage areas.

Due to battery failure on two of the Kiruna trucks, a study was undertaken regarding whether to replace the electric trucks with Volvo diesel highway type haulage trucks.   As noted above a decision was made to keep one electric truck in use for haulage from the 980 to 800 level only.

The mine has all unit operations mechanized and has a modern fleet of equipment.  Due to economic constraint caused by low metal prices in recent years some capital equipment replacements have been deferred.  The Lundin management has begun to address this issue.  Table 8 shows the current production equipment.

Watts, Griffis and McOuat

Figure 13. Schematic of the Bench Stoping Method

SLW ZNK \ SLW_17_MultiLift_Benching.cdr
Last revision date: Friday, 10 December 2004

Watts, Griffis and McOuat

Typical Long Section (Looking North)

A
CUT AND FILL MINING COMPLETED
CROWN PILLAR
Direction of Blasting
Planned Rib Pillars
Rib Pillars
Loading in progress
Drilled out ready for blasting
Drilling in progress
Loading in progress
Production complete
A'

Crown Pillar
Typical Cable Bolting (Hanging Wall & Back)
4.5m
8-15m
Production Drilling
Drawpoint Level

Typical Cross-Section Looking East (A-A')

• Geometry	-drift height	-4.5 m
	-bench height	8 - 15 m
	-stope height	18 - 60 m
	-width	4 - 15 m
• Drilling	-upward/downward	
	-51 mm bit (cables)	
	-74 mm bit (production)	
• Loading	-remote controlled	
	-drawpoints	
• Backfilling	-after each bench	
	-total filling of the stope	
• Fill type	-waste rock	
	-hydraulic fill	

Figure 13.

SILVER WHEATON CORP.

Zinkgruvan Mine

South-Central Sweden

Schematic of the Bench Stoping Method

Modified after Zinkgruvan Mining AB

Watts, Griffis and McOuat

TABLE 8

ZINKGRUVAN MINE PRODUCTION EQUIPMENT

Equipment Type	Manufacturer	Age	Number of Units
Drift Jumbo	AC Boomer L2C	2000	1
Drift Jumbo	AC Boomer 128	1988 & 1989	2
Longhole Drills	AC Simba 1354	2000	1
Longhole Drill	AC Simba H 1354	1996	1
Longhole Drill	AC Simba M4C	2003	1
Explosives Loader	Nitro SSE Truck	2000	1
LHD	Toro 450	1996 and 1997	2
LHD	Toro 501E	1993	1
LHD	Toro 650	1998	1
LHD	Cat Elphinstone 1700 G	2003 and 2004	2
Scalers	JAMA SBU 800	1997 and 1998	2
Bolters	AC Boltec LC	2001 and 2002	2
Haulage Truck	Kiruna E 35	1996	1
Haulage Truck	Kiruna E 50	1988	1

16.2.4

MINE PRODUCTION HOIST

The main Zinkgruvan production hoist has a rated capacity of 1,400,000 tpa versus the current requirement of hoisting a combined ore and waste total of 1,100,000 tpa.  The shaft is considered capable of meeting the ore and waste requirements for ore production exceeding the average 833,000 tpa as anticipated in the unofficial 2005-2009 five-year mine plan.

16.2.5

GROUND SUPPORT

The ground conditions in the underground workings at Zinkgruvan are affected by an inherent horizontal stress that gradually increased the difficulty in maintaining the hanging wall during the mining cycle.  Mining prior to 2000 had relied on backfilling with a combination of waste rock and sand fill and did not take full advantage of modern ground control technologies.  By the mid 1990s, as the mined out areas increased in size, ground conditions became a more significant factor in planning and achieving production.  This condition was generally more significant in Nygruvan due to the deeper depth of mining and the greater extent of the mined out area.  At that time, the hanging wall stability was not as much an issue in Burkland due to the shallower depth, less advanced mining excavation and the shorter overall strike length.

Watts, Griffis and McOuat

Starting in the mid 1990s, Zinkgruvan engaged external consultants to review the ground conditions and recommend changes and additions to the underground operations and ground control program.  Included in the changes implemented over the last seven years are:

-

Construction of a paste backfill plant and incorporation of tight cemented fill in the mining cycle and in catch-up of filling mined out areas;

-

Development of a numerical modelling system using the Nfold program to track ground  conditions;

-

Installation of a seismic monitoring station;

-

Development of a stoping sequence and mine development plan designed to maintain hanging wall stability; and

-

Development of a ground control management plan.

In 2002 the mine suffered the failure of a main ore pass at Burkland, that significantly restricted production.  The initial paste fill plant operation and underground distribution system also encountered operational difficulties, which took time to resolve.  The operation is now able to support the backfill requirements of ongoing mining and has almost completed the catch-up filling of mined out areas that have been restricted from further mining due to instability of the hanging wall.

16.2.6

MINE VENTILATION AND DEWATERING

The Zinkgruvan mine is ventilated with four intake shafts and one exhaust raise with intake air heated in the winter months with direct oil fired heaters to prevent freezing.  The quantity of air has been set at 370 m3 per second in order to handle diesel and explosive fumes plus in some areas, radon gas.  Secondary fans distribute the air to the underground workplaces.  A surface mine control station at the P1 shaft controls the ventilation system remotely to conserve energy, distribute the required volumes to the mine working areas, as well as manage ventilation in the event of an underground fire.

Watts, Griffis and McOuat

Although the Zinkgruvan mine has extensive mined out areas from the long history of mining, the total mine area makes minimal water.  Pumping requirements average 50 m3 per hour with some minor seasonal variations.  The mine water is used as make up water for the concentrator operation.

16.2.7

MINE DILUTION

In addition to the other production difficulties that resulted from the instability of the hanging wall, in 2002 mine dilution increased over historical levels but has now returned to normal levels.  A contributing factor in the mine dilution that has been recognized during the review of hanging wall stability, is the requirement to better control orientation of the blast hole drilling as well as the explosive loading in the holes to better control breakage to the hanging wall contact.  A major factor has been the change in mining method.  It is expected that the improvements in mining practice currently being implemented will maintain mining dilution at historical levels, however, the dilution level will inevitably increase over the remaining life of mine as mining widths generally decrease.

16.2.8

DISCUSSION

The underground operation at Zinkgruvan has suffered various disruptions since 2001.  Despite the ore pass-loss setback of 2004, programs to address ground control, change of mining method, haulage method and the shortage of paste fill, have been largely completed and the mine is now in a position to meet increased production targets.  WGM believes that the production limitations have been eliminated and the operation will progress to meet the now-planned +850,000 tpa capacity.

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16.3

CONCENTRATOR OPERATIONS

16.3.1

GENERAL

The Zinkgruvan concentrator is located immediately south of the P2 main production shaft.  The concentrator was built in 1977 to replace the facility at the Ammeberg site and eliminate the surface rail haulage of the ore to the process facility.  In the 1990s the concentrator was upgraded with both technology and flotation equipment replacements.  The mill has a nominal capacity of 800,000 tpa.  In 2003 it operated about 80% of the time indicating a potential capacity of 900,000 tpa at an availability of 93%, which is routinely achieved in the industry with concentrator operations of this type.  In addition to the installed capacity that is not currently being utilized, the Zinkgruvan concentrator may also allow opportunities for improved performance and capacity with modifications or additions to the current flowsheet and equipment.

16.3.2

CONCENTRATOR FLOWSHEET

The current Zinkgruvan flowsheet employs crushing and autogenous grinding, bulk flotation, concentrate regrind, selective flotation separation of lead concentrates from zinc concentrates, all followed by thickening and filtration of the individual lead and zinc concentrates.  The concentrator tailings are thickened and filtered to prepare paste backfill for the underground operations.  The paste backfill plant is annexed to the concentrator building and operated as an integral part of the concentrator operation.  The concentrator flowsheet (not including the paste fill plant) is shown in Figure 14.

The concentrator operations receive primary crushed ore from underground at a nominal minus 250 mm.  The plus 90 mm run of mine ore is separated by a static grizzly and stockpiled separately for grinding media in the autogenous primary grinding mill.  The finer fraction is separated by a vibrating screen at 20 mm with the plus 20 mm fraction reduced by cone crushing to make the primary grinding circuit ore supply of minus 20 mm.  The run of

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 mine ore screening, crushing and stockpiling are additions to the original process design and generally below the standard of design and construction of the rest of the concentrator operation.

The grinding and regrinding circuits and the flotation and concentrate dewatering are located in two separate and spacious bays equipped with overhead cranes and standby lifeline pump installations all designed for ease of operation and maintenance.  The flotation circuit is monitored by an on-stream analyser and the mill flowsheet has a central process control system.  Large volume flotation cells were retrofitted into the mill in the 1990s with the bulk flotation completed with 38 and 40 cubic metre tank cells and the selective flotation completed with 16 cubic metre cells.  The bulk flotation is carried out at a pH of 8.2 and the selective flotation at a pH of 12.  To achieve the required liberation, the bulk flotation scavenger concentrate and tails as well as the coarser fraction of the cleaner concentrate are reground in a ball mill prior to selective flotation.

The coarser zinc concentrate is thickened followed by filtering on a pressure filter while the finer lead concentrate is thickened and also filtered on a pressure filter.  The lead filter that is in operation is in disrepair requiring high maintenance and was on the priority list for replacement in the 2004 capital budget.  This replacement was not undertaken.  The concentrator has a separate covered concentrate storage building and truck loadout for delivery of the concentrate to the shipping terminal at Otterbacken on Lake Vanern, which has a canal link to Goteborg at its southern end.

The mining and milling operation is supported with a well equipped assay lab located in the Concentrator building. The lab processes about 6,000 samples per annum.

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Figure 14. Schematic of the Concentrator Flowsheet

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SLWZNK\ SLW_15_ConcentratorFlowSheet.cdr
Last revision date: Friday, 10 December 2004

CRUSHING
Ore feed from mine
GRINDING
Autogenous mill
FLOTATION
Bulk flotation
Concentrate separation
Pb/Zn separation
TAILINGS HANDLING
Paste fill
DEWATERING
TAILINGS DISPOSAL
Excess water
Pb concentrate
Zn concentrate

Figure 14.

SILVER WHEATON CORP.

Zinkgruvan Mine

South-Central Sweden

Schematic of the Concentrator Flowsheet

Modified after Zinkgruvan Mining AB

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16.3.3

      METALLURGICAL RESULTS

The current flowsheet achieves recoveries of 86% and 92% respectively for the lead and zinc to concentrates.  Approximately 72% of the contained silver is recovered to the lead concentrate.  Silica and cobalt have periodically triggered penalties with Zinkgruvan zinc smelting contracts.  In 2004 the projected grade for silica is 3% and below the penalty level while cobalt is projected at 326 ppm and above the general penalty level of 150 ppm.  With the increasing proportion of Burkland ore there has been a decreasing trend in the zinc recoveries and an increasing trend in the lead recoveries. The operating results achieved by the current flowsheet since 1999 are shown in Table 9.

TABLE 9

CONCENTRATOR OPERATING RESULTS

	1999	2000	2001	2002	2003
Tonnes Milled (x 1000)	757	741	807	735	774
Head Grade Zn (%)	9.50	10.80	8.35	7.17	9.33
Pb (%)	3.6	4.0	3.6	3.8	4.8
Ag (g/t)	79	102	84	90	103
Recovery Zn (%)	93.8	93.5	91.8	90.9	91.1
Pb (%)	84.3	85.6	85.0	87.7	87.8
Ag (%)	69.0	69.4	68.3	73.4	72.3
Zn Conc Grade Zn (%)	55.80	55.50	54.90	55.26	55.21
SiO2 (%)	3.4	3.6	3.1	3.0	3.4
Co (ppm)	190	203	255	280	272
Pb Conc Grade Pb (%)	73.20	72.40	70.20	68.52	70.49
Ag (g/t)	1291	1495	1331	1342	1255
Mill Operating Time (%)	78.3	77.9	78.4	75.4	79.6

16.3.4

BACKFILL PLANT

The final flotation tailings are thickened and filtered by disc filter and mixed with cement prior to delivery to the underground workings.  There is limited surge capacity between the concentrator and the single processing line of the backfill plant so the availability is subject to the combined availability of the two circuits.  When the concentrator is down due to no underground ore, the mill cannot deliver backfill.  Although Zinkgruvan has been able to reduce the cement content of the paste backfill, an investigation has been initiated into the use

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of fly ash or other binders that may be available from industry in the region.  This would reduce the cost of backfill.

Provision has been made in the backfill plant for expansion, which is currently limited to one line with no standby.  Recognizing the current need for backfill to sustain underground production and the increasing importance of backfill to the mine, expansion of the plant capacity requires review.  The ability to reclaim existing tailings from the tailings impoundment area south of the mine and prepare paste fill with them has recently been tested and proven to be technically feasible although the cost is not attractive.  The paste fill plant flowsheet is shown in Figure 15.

16.3.5

TAILINGS

The concentrator final tailings are pumped approximately 4 km south of the plant site to a tailings management area.  The tailings dam and surrounding area are shown in Figure 11.  The tailings area consists of elevated earth filled dams to contain the tailings flow.  One decant structure drains the water to a holding pond for recycle to the mill.  A second decant structure has been closed off.  The current containment structures are at an elevation of 192 masl and provide capacity until 2006–2007 depending on the proportion of tailings prepared for underground backfill.

In 2002 the tailings dam developed sinkholes attributed to migration of fines to the decantation towers.  Prior to 2002 there was some small sinkhole activity in the containment structures that has been attributed to migration of fines out of the dam core.  Various geotechnical studies were initiated as well as installation of piezometers in the dam and a comprehensive monitoring plan.  The tailings deposition point was relocated to reduce the hydraulic head near the containment structures.

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Figure 15. Schematic of the Paste Fill Plant Flowsheet

SLWZNK\ SLW_16_PasteFillPlantFlowsheet.cdr
Last revision date: Friday, 10 December 2004

Flocculant
Cement 2*150 t
Tailings thickener
100%
tailings
MILL
90t/h
45t/h
Disc filter
Overflow water
Tailings mixer
Cement scale
Tailings scale
Reclaimed water
Paste mixer
GOB hopper
Burkland
Nygruvan

Figure 15.

SILVER WHEATON CORP.

Zinkgruvan Mine
South-Central Sweden

Schematic of the Paste Fill Flowsheet

Modified after Zinkgruvan Mining AB

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More recently, in late March 2004 a small sinkhole developed in the upstream dam.  Golder (UK), which has provided geotechnical tailings dam advice in the past, conducted an initial investigation and although it considered the risk of failure of the containment dams remote, recommended an extensive investigation and initial remedial action.  Further investigation was undertaken with the conclusion reached that the problem would be alleviated by ensuring that a relatively large ‘beach’ area was maintained between the tailings dam outer wall and the actual water-covered area.

An application to the regulatory authority for expansion of the tailings dam to an elevation of 200 metres was made in late 2001 and approval was granted subject to payment of a reclamation security deposit.  This subject is detailed further in Section 17.3.1.

16.4

MINE WORKFORCE

The workforce at the Zinkgruvan operation at the end of November 2004 totalled 287.  Since 1999 the workforce has been reduced from 341 through a combination of attrition and early retirements.  As well, an increasing portion of the operation and maintenance of the mine and mill is being completed by contractors, especially in the equipment maintenance area. The workforce at Zinkgruvan has four separate unions representing office workers, supervisors, blue collar and civil workers.  Although most employees belong to a union, the mine is not a closed shop and employees do not have to join as a condition of employment.

Labour agreements in Sweden typically result in making it difficult to maintain continuous operations without carrying additional manpower for replacements during vacation and holiday periods.  Reduced working time is typically a main negotiation item and area of concessions during contract negotiations.  This has made it necessary for Zinkgruvan to maintain operations in the June, July and August period with a high component of contract labour to deal with the 5 week vacation due their own employees.  The restriction of underground workers to 1,500 hr per year and the need have 11 hr between shifts for

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employees as required by labour law and union agreements makes coverage of continuous operations difficult.

The payroll burden at Zinkgruvan to cover State insurance, accident and illness benefits, medical and pension is about 50%.  The State looks after employee severance requirements when employment is terminated for good reason or with proper notice.  There is no bonus system in place for blue collar workers and resistance to implementation is very political at Zinkgruvan.   White collar personnel have a bonus plan linked to productivity.  Due to the high average age and low turnover of the workforce, the average rate being paid for the various job classifications is at the high end of the scales due to a wage progression system.

Zinkgruvan (along with other Swedish mining operations) has had some difficulty in recruiting and maintaining senior staff due primarily to the limited number of qualified people with underground experience available in Sweden.  In the recent past, the operation has had three mine managers.

16.5

CAPITAL AND OPERATING COSTS

16.5.1

CAPITAL COSTS

Capital requirements to improve and sustain the Zinkgruvan operation have been identified and scheduled in the current life of mine plan.  In addition to these costs, for the purposes of an independent economic evaluation, WGM has made an additional capital cost allowance.  In the initial years of the plan, capital has been included to address issues that are currently identified as critical to production as well as the probable outcome of the mine reclamation/environmental permit amendment negotiations which are continuing in late 2004.  It is suggested that a bonding option may be available to help reach a more favourable settlement of the reclamation security payment currently under review with the regulatory authority.  An allowance for carrying a bond for the remaining cost of reclamation at the end of the mine life has been made in the economic analysis detailed in section 17.4.

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For the purposes of WGM’s economic analysis, it has been assumed that the final cost of reclamation will be US$13.7 million.  It has also been assumed that ongoing reclamation will require the expenditure of US$4.7 million with US$9.0 million required at the end of the mine life.  An allowance has also been made to carry the bonding cost for the final reclamation.  The estimate is approximately 75% of the current estimate, which is believed to overstate the requirement.  This reclamation plan was reworked by Zinkgruvan staff and their environmental consultants during 2004 and was presented to authorities in early December 2004 as discussed in Section 17.3.1.

In years 2004 – 2005, an additional capital allowance has been made to replace some of the underground drilling and haulage equipment.  Also in years 2004 and 2005 a capital allowance has been made to improve the mill crushing and grinding circuit and add standby equipment in the paste fill plant.  In addition, provision is made to allow re-pulping of dry tailings to increase the paste plant production and accelerate underground backfilling.  This capital cost allowance has been used in the economic analysis included in Section 17.4 and the initial five years of the plan are shown in Table 10.

TABLE 10

CAPITAL COST ESTIMATE, 2004 TO 2008
(US$ million)

	2004	2005	2006	2007	2008
Mine	2.3	4.2	4.1	4.0	4.2
Mill	1.6	1.4	1.4	0.5	0.8
Services	0.15	0.5	0	0.1	0.1
Geology	0.07	0.07	0.07	0.07	0.07
Admin	0.15	0.2	0.2	0.2	0.15
Reclamation	0.5	0.5	0.5	0.2	0.2
Total	4.77	6.87	6.27	5.07	5.52

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16.5.2

OPERATING COSTS

The operating costs at Zinkgruvan over the past 20 years have been on a general downward trend reflecting the investments in capital improvements to the mine and mill as well as reductions in the workforce.  Since 1990 the operating costs have remained relatively constant with a slight increase since operation of the paste fill plant started in 2001 that has more than offset the workforce reductions and other cost saving initiatives.  The paste fill plant and distribution system have both had higher than planned start-up costs as well as higher than normal costs required to allow the underground operation to catch up on filling mined out areas.  Table 11 documents operating costs at Zinkgruvan from 1999 through 2003.

TABLE 11

ZINKGRUVAN OPERATING COST HISTORY
(Per Tonne Milled, 1999 to 2003)

	1999	2000	2001	2002	2003
Tonnes Milled (t x 1000)	757	741	807	735	774
Exchange Rate (SEK : US$)	8.27	9.23	10.34	9.72	8.09
Mining Cost (US$/t)	22.84	22.80	17.73	21.63	26.08
Milling Cost (US$/t)	5.59	5.99	5.15	7.60	8.93
General & Administrative (US$/t)	3.99	4.97	4.55	2.70	2.58
Total (SEK/t)	268	312	284	310	304
Total (US$/t)*	32.43	33.77	27.44	31.85	37.59

*

These costs include all costs to the production of concentrates and do not include concentrate shipping and smelting charges.

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17.  OTHER RELEVANT DATA AND INFORMATION

17.1

MARKETING AND COMMERCIAL MATTERS

Zinkgruvan has a longstanding reputation as a quality and reliable supplier of zinc and lead concentrate to the major smelters in Europe.  All concentrate sales contracts are negotiated and prepared by Lundin personnel based in Stockholm but are signed by and in the name of Zinkgruvan.  All logistical as well as some administrative functions are performed by Zinkgruvan mine site-based personnel.

Zinkgruvan produces approximately 120,000 tpa of zinc concentrate and 48,000 tpa of lead concentrate.  The lead concentrate contains the payable silver. The quality of the concentrate is uniformly high and it is readily accepted by all customers.  The only issue in respect of the quality is the Co content in the Zn concentrate, sometimes 250 ppm, well above the penalty level of 150 ppm at some smelters.

Zinc concentrate is sold to four major smelters in Europe on long term contracts.  Terms for three of the customers have Treatment Charges ("TCs") fixed on a yearly basis and for two of those customers terms and TCs are based on a 50% brick system, meaning that the TCs for 50% of the tonnage are the TCs agreed for the previous year and for the remaining 50% is that negotiated for the present year. For the third customer, the TCs are fixed for 100% of the quantity each year in advance.  For the fourth and major customer (±50%), an agreement is in place with TCs for 100% of the quantity fixed for 2004, 67% for 2005 and 33% in 2006.  The agreed fixed TCs are considered high given today’s market and unfavourable for Zinkgruvan and are not open to renegotiation.

All other terms in the zinc contracts, such as payment terms and quotational period, are normal market ones.

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Fifty percent of the lead concentrate is sold to one long-term customer but with spot sales its share is currently higher.  The TC for the long-term agreement is based on a 50% brick system.  The TC for 2004 was fixed at European market level.  For the spot quantities sold in 2004, the TCs have been more favourable for the mine.  All other terms are standard market ones.  The silver in the lead concentrate is paid 95% of the contained silver with a deduction of 50 g/dry tonne. The large amount of spot sales in 2004 resulted from the situation where the parent company of one of the major lead smelters in Europe ran into financial difficulties in 2003 resulting in the cancellation of that contract.  For 2005 the plan is to sell all lead concentrates to two major European smelters.

Concentrate is shipped by truck 100 km to the port of Otterbacken on Lake Vänern, through the Trollhätte canal to Goteborg and on by sea to north European ports. All concentrate haulage from the mine, storage and handling at the port and onward transportation is handled by third party contractors.

There are no metal hedges in place.

Europe is today and will continue to be a long-term, net buyer of zinc concentrate.  This means that a local supplier like Zinkgruvan will likely always have a preferred status on the market.

The markets for lead concentrate in Europe have changed to some extent because of smelter closures.  Nonetheless there should be good offset possibilities for the Zinkgruvan concentrate in the northern part of Europe on a long-term basis.

17.2

COPPER PROJECT

A copper resource has been delineated on the hanging wall of the Burkland deposit.  An Indicated Mineral Resource of 2.7 Mt grading 3.0% Cu, 52 g Ag/t using a cutoff grade of

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2% Cu is reported by Zinkgruvan.  For the most part this mineralization could be accessed by extending development for the Burkland mining operation through backfill on completion of mining the panel stopes.  In 2000, Zinkgruvan completed a preliminary internal study of mining the copper deposit over a ten year period at the rate of 300,000 tpa in addition to mining and processing the lead and zinc.  The study indicated the project would have a capital cost of US$15.8 million and would have a favourable operating margin of US$12.35/t of ore (these estimates are based on the 2000 study when the exchange rate was 9.23SEK to US$1).

Environmental approval of the copper project for a production rate up to 500,000 tpa has been included in the current application to raise the tailings dam.  Preliminary consideration of including the copper circuit within the existing concentrator indicates that it may be possible, however, the full logistics on the separate hoisting and handling of the ores have not been defined.  Neither has the opportunity for underground waste storage been fully evaluated if the deposits were mined at the same time.  Although Zinkgruvan recognizes that the copper project is viable, it is also recognized that the unit value of the copper production is less than the zinc/lead/silver production and therefore must be considered only as an add on operation and not interfere with the zinc/lead/silver capacity.

Since acquiring Zinkgruvan, Lundin has renewed study of the copper zone and engaged Outokumpu Engineering to assist Zinkgruvan staff with this work.

Other than recognition of the copper project as a potential opportunity to increase the value of the Zinkgruvan mine, WGM has not included the copper deposit in the economic analysis of the mine.  Production of 300,000 tpa from the copper zone would result in approximately 350,000 ounces of additional silver production per year.

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17.3

ENVIRONMENTAL, SAFETY AND HEALTH MATTERS

17.3.1

ENVIRONMENTAL

Zinkgruvan has an environmental department and dedicated staff responsible for environmental matters throughout the site.  With rare exception it meets and has met all emission standards.

Recently, elevated zinc values have been noted by local environmental authorities in the northern portion of Lake Vattern near the abandoned former processing and roasting facility of Vieille Montagne in the village of Ammeberg.  Zinkgruvan has stated that it has no liability for activities carried out prior to 1969, but that as a good corporate citizen it is providing assistance to help isolate the problem and remediate if required.  Some remedial activity was undertaken during 2004 and more will be undertaken as required.  This does not appear to be a significant economic issue and is being handled appropriately and at low cost by Zinkgruvan.

In December 2001 Zinkgruvan applied to modify its environmental licence or permit to allow for raising the tailings dam by 8 m to 200 masl and at the same time to increase production from 900,000 tpa to 1,500,000 tpa.  The additional tonnage could include a maximum 500,000 tpa from the copper zone.  The tailings area presently has storage capacity for two or three additional years assuming the paste fill plant continues to operate at current levels.  The raised dam would allow for production until 2025 at current and planned rates.  Permission was granted in late 2002 but subject to Zinkgruvan depositing with the authorities an amount equal to the projected cost of final rehabilitation.  This amounted to SEK 150,000,000 or roughly US$22,000,000 at today’s exchange rate.  There was also a requirement to provide information to show that copper ore production would not result in acid generating tailings, as present tailings are not acid generating.  Zinkgruvan appealed, requesting a lower amount and permission to provide surety over a period of time.  It also stated that final closure costs would likely be less than the amount requested.  In December 2003 the Supreme Environmental Court ruled that a security deposit of SEK 65,000,000 was required to fund closure costs

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 related to activities until that time, unless Zinkgruvan could demonstrate to the satisfaction of environmental authorities that such closure costs would be less.  Zinkgruvan filed a new closure plan December 1, 2004.  This plan (based on a study of tailings disposal in accordance with prevailing European Union regulations) estimates that closure will cost considerably less than previously estimated.   The tailings, including those which would result from eventual mining of the copper zone, are considered to be inert.  Zinkgruvan estimates that should closure be undertaken today, the cost would be approximately SEK 10,000,000 or US$1,500,000.  The security deposit issue is expected to be settled during 2005.

In the fall of 2003 Zinkgruvan was informed that a new nature preserve, covering approximately 135 ha had been established two kilometres west-southwest of the Knalla shaft.  The normal process of consultation with those who could be affected by such a designation was bypassed by authorities.  The area included in the reserve is underlain in part by the extension of favourable mine stratigraphy where mine geologists now project that it dips under the granite.  Discussions to ensure that the mine can access the surface of the preserve for drilling purposes and to establish a ventilation raise should a new deposit be discovered under the area have been initiated but no conclusions had been reached as of early-December.

17.3.2

SAFETY AND HEALTH

Within the Swedish industry, Zinkgruvan ranks well.  There is potential for medical leave abuse in Sweden as workers are allowed to take up to seven days off without consulting a doctor.  Zinkgruvan management continues to make safety a priority and training sessions provided by outside consultants were ongoing during the WGM site visit in January.

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17.4

WGM ECONOMIC ANALYSIS

17.4.1

GENERAL

WGM has carried out an economic analysis of the Zinkgruvan operation.  This analysis has a starting point of January 1, 2005.  The most critical parameters were the Mineral Reserves, Mineral Resources, metal prices, operating costs and exchange rate.

WGM’s economic analysis is based primarily on data provided by Zinkgruvan staff during the November site visit and subsequently by Lundin.

17.4.2

MINEABLE RESERVES FOR THE WGM ECONOMIC MODEL (DECEMBER 31, 2004)

During the WGM site visit Zinkgruvan mine staff were preparing revised five-year and life of mine (“LOM”) plans for the operation.  These plans are subject to the approval of the Lundin Board of Directors.  WGM is of the opinion that the five-year plan as shown to us during the site visit is a viable and realistic one and has used it as a basis for our financial analysis.  The reader is cautioned, however, that the plan is subject to change before becoming official.

WGM prepared its Mineable Reserve figure as follows:

-

Projected 2004 production was deducted from the grade-corrected December 31, 2003 Proven and Probable Mineral Reserves to arrive at the estimated grade-corrected December 31, 2004 Proven and Probable Mineral Reserves;

-

December 31, 2003 Measured and Indicated Resource estimates were then adjusted to account for dilution, mining recovery and grade correction (grade correction for Zn and Pb only) as appropriate by deposit and as described earlier in this report, and these figures were added to the estimated grade-corrected December 31, 2004 Proven and Probable Mineral Reserves.  No correction factor was applied to silver as it was assumed that the historic underreporting of silver would diminish as the new and more reliable silver assays came to predominate in material being mined.  The resulting amount became the WGM mineable reserve; and

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-

Production for the period 2005 to 2009 was assumed to be that in the five-year plan.  This production was then deducted from the estimated grade-corrected December 31, 2004 Proven and Probable Mineral Reserves portion of the WGM mineable reserve and the remainder of the mineable reserve assumed to be mined at the rate of 900,000 tpa.

WGM’s economic model projects mining a total of 11,092,000 tonnes grading 8.7% Zn, 3.9% Pb, 94 g Ag/t.

17.4.3

WGM ECONOMIC MODEL

WGM constructed an Excel spreadsheet model in order to conduct the economic analysis.  The details of the model, including the parameters used, detailed calculations and the sensitivity analyses are found in Appendix 1.

The basic economic parameters included:

-

Starting date of January 1, 2005;

-

All monetary units are US dollars and Swedish kronor;

-

No inflation (i.e. constant dollars / kronor);

-

All units of measurement are metric unless otherwise noted;

-

Metal Prices used are:

-

Zinc - US$0.50 per lb.  The average LME cash price over the last 15 years.

-

Lead - US$0.25 per lb.  The average LME cash price over the last 15 years was $0.26.

-

Silver - $5.00 per troy oz.  The average London closing over the last 15 years was US$4.85

-

Exchange Rate US$1.00 to 7.50 Swedish Kronor.  The average rate over the last 14 years is 7.73;

-

Both pre and post-tax cash flows have been calculated; and

-

All cash flows have been mid-year discounted.

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Many of the deposit-specific economic model parameters are based on data supplied by Rio Tinto/Zinkgruvan in March 2004.  Other parameters were developed separately by WGM.  Significant parameters are as follows:

-

Total mined and processed – 11,092,000 tonnes; 2005 to 2017.  While final reclamation is included in 2017, there is little reason to believe that production at Zinkgruvan will not continue well beyond this date, through both conversion of the Mineral Resources to Mineral Reserves and additional exploration success;

-

Provision of a deposit for ongoing and final reclamation is under discussion at present and the ultimate final agreement will likely see more money provided up-front and some tax relief for this up-front provision.  This economic analysis makes provision for ongoing reclamation as well as the carrying cost for a reclamation bond.  It has been assumed that the ultimate total cost for reclamation (Zinkgruvan recently presented a new plan to the authorities) will be approximately 75% of the current estimate;

-

Average metal grades;

-

Zinc – 8.7%;

-

Lead – 3.9%;

-

Silver – 94 g/t;

-

Mining rate – 815,000 tpa rising to 900,000 tpa then to 627,000 in 2017;

-

Zinkgruvan produces two products, a zinc concentrate and a lead-silver concentrate.  Metal recoveries and concentrate grades were provided by Zinkgruvan and reviewed by WGM;

-

Smelter Calculations - The two concentrates are sold to several different European smelters.  Some terms are of a confidential nature therefore WGM has used the following smelter terms:

Zinc contract:

-

Pay for the lesser of 85% of the contained zinc or a deduction of 8 units;

-

Treatment charges of $170/t of concentrate;

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-

Price participation of $0.15 for each dollar that the price of zinc is above or below $1,000/t; and

-

Cobalt penalty of $1.25 per tonne of zinc concentrate over 150 ppm.

Lead-Silver contract:

-

Pay for the lesser of 95% or a minimum deduction of 3 units;

-

Treatment charges of $130/t of concentrate;

-

Price participation of $0.15 for each dollar that the price of lead is above or below $450/t; and

-

Concentrate transportation charges are estimated at $26.56/t of concentrate.

WGM has used the following overall operating and closure costs for the Zinkgruvan Mine:

-

Mining -  $22.42/tonne;

-

Processing - $9.77/tonne;

-

Total Operating Costs – $39.99/tonne (including a credit of $0.73 for “other” income; and

-

Reclamation and closure costs of $4.9 million during productive mine life and an additional $9.0 million in 2017;

WGM has calculated working capital requirements as 6 weeks of Net Smelter Revenue, 6 weeks of concentrate revenue less 50% of monthly cash operating cash costs.  WGM has assumed that the Zinkgruvan operation has an opening balance of $6.0 million.  All working capital is recovered in the last year;

WGM has calculated depreciation for tax purposes.  WGM has used the following opening depreciation pools and methods in calculating tax depreciation:

-

Industrial Buildings - $10.146 million (SEK 76.093 million) – 20 year Straight Line;

-

Other Buildings and Property - $1.007 million (SEK 7.554 million) – 50 year Straight Line;

-

Plant and Equipment - $18.462 million (SEK 138.464 million) – 10 year Straight Line;

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-

Development - $20.187million (SEK 151.4 million) – 5 year Straight Line;

-

Mining Rights - $111.317 million (SEK 834.86 million) – Units of Production of the remaining mine life;

-

Ongoing mine capital has been written off over 10 years using the Straight Line method; and

-

Ongoing development has been written off over 10 years using the Straight Line method;

The current Swedish Corporate tax rate is 28%.  Taxable income losses are carried forward indefinitely but are not carried back.  No other taxes have been calculated.

17.4.4

WGM ECONOMIC ANALYSIS RESULTS

WGM has estimated that the Zinkgruvan mine will produce 1,623,473 tonnes of zinc concentrate, 546,284 tonnes of lead concentrate and 23,130,000 ounces of silver in lead concentrate, over its assumed remaining life, that is to mid-2017.  This will generate a net smelter return (value at the mine gate) of $714,905,000 based on average metal prices.  The analysis is based on Proven and Probable Reserves and Measured and Indicated Resources only.

WGM’s economic analysis base case starting from January 1, 2005 indicates that the operation will have an accumulated Net Cash Flow of US$187,372,000 after tax.

WGM carried out sensitivity analyses, varying metal prices, the exchange rate, operating cost and capital expenditures by 15% each with the following results:

-

The undiscounted post-tax Net Cash Flow is most sensitive to metal prices, as is the case with most base metal projects.  A 15% decrease in metal prices reduces the Net Cash Flow by 60% to $75.7 million;

-

Reducing the exchange rate by 15% to 6.40 SEK to the US$ reduces the net cash flow by 43% to $107.2 million;

Watts, Griffis and McOuat

-

Varying operating cost has less of an effect.  A 15% increase to $45.99/t reduces the Net Cash Flow by 28% to $134 million; and

-

Given the small amount of projected capital expenditures, the Net Cash Flow shows little sensitivity to this variable.  Increasing capital expenditures by 15% decreases net cash flow to the project by 4% to $179.3 million.

WGM is of the opinion that using reasonable economic and operational assumptions the Zinkgruvan operation starting from January 1, 2005 will be financially viable.  It will remain robust under a variety of price and cost conditions.

The model details, including parameters, detailed calculations and sensitivity analyses are found in Appendix 1.

Watts, Griffis and McOuat

18.  CONCLUSIONS AND RECOMMENDATIONS

18.1

CONCLUSIONS

Overall, WGM concludes that there are no fatal flaws in the operation.  WGM draws specific conclusions as follows:

-

WGM has reviewed and agrees with the official Mineral Reserve and Mineral Resource estimates reported by Zinkgruvan at December 31, 2003.  These estimates will be less at December 31, 2004, may decrease again in 2005 but will likely increase during 2006;

-

WGM’s economic analysis of Zinkgruvan indicates that using reasonable assumptions based on past history, the operation is financially viable and will continue as a significant silver, zinc and lead producer in the lower cost quartile of the industry;

-

WGM estimates that payable silver production will average 1,984,000 ounces per annum in the five-year period between 2005 and 2009 and 1,715,000 ounces per annum in the 7.7 year period between 2010 and 2017.  Including Inferred Resources would see continued production until 2026;

-

WGM is of the opinion that using reasonable economic assumptions the Zinkgruvan operation starting from January 1, 2005 will be financially viable and will be able to deliver the required 40 million ounces of silver over the first 25 years of the SLW-Zinkgruvan agreement;

-

The copper deposit has the potential to add significant value to the Zinkgruvan operation especially if current copper prices are sustained and would lead to increased silver production; and

Watts, Griffis and McOuat

-

WGM believes that Zinkgruvan is a well managed operation that has taken all the necessary actions to ensure the safety of the operation and that the plant and equipment will be capable of achieving the production levels and costs presented in their life of mine plan.

18.2

RECOMMENDATIONS

WGM makes the following specific operational recommendations:

-

SLW should remain current with regard to the correction factor applied to silver grades.  The mine underreports silver and while this is in one sense a positive factor, there is no definite explanation for the phenomenon and this is a concern;

-

The communition circuit of the concentrator requires a full review to optimize the primary grinding mill speed, liner configuration and run of mine ore crushing requirements;

-

The Zinkgruvan operation should initiate a benchmarking exercise with other similar operations in the world as a means to progress the optimization and identification of new technology; and

-

A trade off study should be completed on retrofitting of the current bulk flotation circuit to conventional differential flotation to assess potentially better results in reject of penalty elements from the concentrates and improved zinc recovery on the Burkland ores.

Watts, Griffis and McOuat

CERTIFICATE

To accompany the Report titled

"A Technical Review of the Zinkgruvan Mine in South-Central Sweden

for Silver Wheaton Corp." dated December 13, 2004

I, John R. Sullivan, do hereby certify that:

1.

I reside at 106 Stemmle Drive, Aurora, Ontario, Canada, L4G 6N8.

2.

I am a graduate from Queen’s University at Kingston, Kingston, Ontario with a B.Sc. Degree in Geology (1970), and I have practised my profession continuously since that time.

3.

I am a member of the Association of Professional Geoscientists of Ontario (Membership Number 0136).

4.

I am a Senior Geologist with Watts, Griffis and McOuat Limited, a firm of consulting engineers and geologists, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.

I am a Qualified Person for the purposes of NI 43-101 with regard to a variety of mineral deposits and have knowledge and experience with Mineral Reserve and Mineral Resource estimation parameters and procedures and those involved in the preparation of technical studies.

6.

I visited the Zinkgruvan property January 21 to 23 and November 4 to 6, 2004 and have reviewed all of the technical data regarding the property as provided by Zinkgruvan, Rio Tinto and Lundin (South Atlantic).  I am responsible for Sections 1 to 15 and Sections 17 and 18 and the Summary of the report.

7.

I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

8.

Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Silver Wheaton Corp. or any associated or affiliated entities.

Watts, Griffis and McOuat

9.

Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Silver Wheaton Corp., or any associated or affiliated companies.

10.

Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Silver Wheaton Corp. or any associated or affiliated companies.

11.

I have read NI 43-101 and Form 43-101F1 and have prepared this report in compliance with NI 43-101 and Form 43-101F1, and have prepared the report in conformity with generally accepted Canadian mining industry practice.

signed by

"John R. Sullivan"

John R. Sullivan, P.Geo., B.Sc.

December 13, 2004

Watts, Griffis and McOuat

CERTIFICATE

To accompany the Report titled

"A Technical Review of the Zinkgruvan Mine in South-Central Sweden

for Silver Wheaton Corp." dated December 13, 2004

I, G. Ross MacFarlane, do hereby certify that:

1.

I reside at 1302 Woodgrove Place, Oakville, Ontario, Canada, L6M 1V5.

2.

I am a graduate of the Technical University of Nova Scotia, Halifax, Nova Scotia, with a Bachelor of Engineering, Mining with Metallurgy Option in 1973 and have practiced my profession since that time.

3.

I am a Professional Engineer licensed by Professional Engineers Ontario (Registration Number 28062503).

4.

I am a Senior Associate Metallurgical Engineer with Watts, Griffis and McOuat Limited, a firm of consulting engineers and geologists, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.

I have more than 25 years of experience in the operation, evaluation, and design of mining and milling operations.

6.

I am a Qualified Person for the purposes of NI 43-101 because of my knowledge of and experience with a wide variety of mining and processing operations.

7.

I visited the Zinkgruvan property from January 21 to 23, 2004.  I have reviewed all of the technical data regarding the Zinkgruvan mining and processing operation as provided by Zinkgruvan, Rio Tinto and Lundin (South Atlantic).

8.

I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9.

I am responsible for Section 16 (Mining and Mineral Processing Operations) of the report and collaborated on other sections, in particular the sections dealing with Environmental Matters, the Economic Analysis and the Conclusions and Recommendations.

Watts, Griffis and McOuat

10.

Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Silver Wheaton Corp., or any associated or affiliated entities.

11.

Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Silver Wheaton Corp. or any associated or affiliated companies.

12.

Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Silver Wheaton Corp., or any associated or affiliated companies.

13.

I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1 and have prepared the report in conformity with generally accepted Canadian mining industry practice.

signed by

"G. Ross MacFarlane"

G. Ross MacFarlane, B.Eng., P.Eng.

December 13, 2004

Watts, Griffis and McOuat

 REFERENCES

Bengston, V.C.

2000

Lithogeochemical Characteristics of a Profile across the Nygruvan Orebody, Zinkgruvan, South-central Sweden.  Earth Sciences Centre, Goteborg University, Sweden.

Hedstrom, P., Simoenov, A., Malmstrom, L.

1989

The Zinkgruvan Ore Deposit, South-Central Sweden:  A Proterozoic, Proximal Zn-Pb-Ag Deposit in Distal Volcanic Facies:  Economic Geology, v. 84, pp. 1235-1261.

Holland and Holland Consultants (as independent consultants to South Atlantic)

2003-2004

A Report on the Review of Zinkgruvan [Processing] Operation of Rio Tinto plc.  Unpublished confidential report.

Nicolet, B.A.

2000

Report on the Zinkgruvan Mine of North Ltd. (Sweden).  An (sic) Preliminary Appraisal of the Reliability of the Estimated Resources and Reserves.

Rio Tinto Technical Services Limited

2003-2004

Various unpublished electronic data, internal reports, memoranda and maps provided during and subsequent to the data room visit in December 2003 and during and subsequent to the WGM site visit in January 2004.

Watts, Griffis and McOuat

Sullivan, John R., MacFarlane, G. Ross, Cheeseman, Stephen B.

2004

A Technical Review of the Zinkgruvan Mine in South-Central Sweden for South Atlantic Ventures Ltd.  Filed on SEDAR (Lundin Mining Corporation, April 2, 2004).

Waplan, K-A. (as an independent consultant to South Atlantic, now Vice-president of operations for Lundin)

2003-2004

Unpublished memos and electronic correspondence concerning the Zinkgruvan operation.  Mostly marketing, commercial and environmental information.

Watts, Griffis and McOuat Limited

1994

A Review of the Zinkgruvan Project and an Audit of the Ore Reserves for Union Miniere SA.

Zinkgruvan Mining AB

2004

Various unpublished electronic data, internal reports, memoranda and maps provided during and subsequent to the WGM site visit in January 2004.  Amongst other items this information included reports on the copper zone project, the resource estimate report to December 31, 2003, a summary of QAQC procedures and a summary report covering the exploration activities of North Ltd.

Watts, Griffis and McOuat

APPENDIX 1:
WGM ECONOMIC ANALYSIS

Watts, Griffis and McOuat

SILVER WHEATON - ZINKGRUVAN PROJECT
Net Cash Flow Analysis
(US$ thousands)

PRODUCTION	Units	$/t	SEK/t	TOTAL	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Ore Mined/Milled	t			11,091,931	815,000	820,000	830,000	850,000	850,000	900,000	900,000	900,000	900,000	900,000	900,000	900,000	626,931
Grades																	
Zinc	%			8.71%	9.20%	8.50%	8.70%	8.60%	8.90%	8.66%	8.66%	8.66%	8.66%	8.66%	8.66%	8.66%	8.66%
Lead	%			3.88%	4.70%	4.30%	4.10%	5.00%	5.00%	3.43%	3.43%	3.43%	3.43%	3.43%	3.43%	3.43%	3.43%
Silver	g/t			93.5	115	99	98	110	112	85.5	85.5	85.5	85.5	85.5	85.5	85.5	85.5
Recoveries to Concentrate																	
Zinc Concentrate																	
Zinc	%			93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
Lead Concentrate																	
Lead	%			90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%
Silver	%			73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%
Zinc Concentrate Production	t			1,623,473	126,047	117,171	121,391	122,887	127,174	131,071	131,071	131,071	131,071	131,071	131,071	131,071	91,303
Zinc Concentrate Revenue	K$	48.80	366.00	541,290	42,026	39,067	40,474	40,972	42,402	43,701	43,701	43,701	43,701	43,701	43,701	43,701	30,442
Lead Concentrate Production	t			546,284	48,610	44,745	43,185	53,933	53,933	39,222	39,222	39,222	39,222	39,222	39,222	39,222	27,322
Payable Silver in Lead Conc.	koz			23,130	2,090	1,810	1,814	2,085	2,123	1,716	1,716	1,716	1,716	1,716	1,716	1,716	1,196
Lead Concentrate Revenue	k$	20.94	157.03	232,234	20,813	18,626	18,289	21,995	22,173	16,935	16,935	16,935	16,935	16,935	16,935	16,935	11,796
TOTAL NSR REVENUE																	
Less: Shipping (SEK denominated)	k$	2.32	17.41	25,748	2,073	1,921	1,953	2,098	2,149	2,021	2,021	2,021	2,021	2,021	2,021	2,021	1,408
Shipping (US$ Denominated)	k$	2.96	22.23	32,872	2,646	2,453	2,493	2,679	2,744	2,580	2,580	2,580	2,580	2,580	2,580	2,580	1,797
NSR at Mine Gate	k$	64.45	483.40	714,905	58,120	53,318	54,316	58,191	59,682	56,035	56,035	56,035	56,035	56,035	56,035	56,035	39,033
OPERATING COSTS																	
Mine costs	k$	22.42	168.14	248,667	18,271	18,383	18,608	19,056	19,056	20,177	20,177	20,177	20,177	20,177	20,177	20,177	14,055
Geology costs	k$	0.14	1.07	1,588	117	117	119	122	122	129	129	129	129	129	129	129	90
Exploration costs	k$	0.94	7.04	10,415	765	770	779	798	798	845	845	845	845	845	845	845	589
Processing Plant / Mill costs	k$	9.77	73.24	108,322	7,959	8,008	8,106	8,301	8,301	8,789	8,789	8,789	8,789	8,789	8,789	8,789	6,122
Service on ground costs	k$	1.47	11.03	16,313	1,199	1,206	1,221	1,250	1,250	1,324	1,324	1,324	1,324	1,324	1,324	1,324	922
Administration costs (expensed)	k$	4.57	34.29	50,718	3,727	3,749	3,795	3,887	3,887	4,115	4,115	4,115	4,115	4,115	4,115	4,115	2,867
Environment/Market Costs/Reclamation Bond	k$	1.01	7.54	11,150	819	824	834	854	854	905	905	905	905	905	905	905	630
Other income	k$	-0.73	-5.45	-8,067	-593	-596	-604	-618	-618	-655	-655	-655	-655	-655	-655	-655	-456
Other expense	k$	0.40	2.99	4,428	325	327	331	339	339	359	359	359	359	359	359	359	250
Closure Costs	k$	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Operating Costs	k$	39.99	299.90	443,534	32,589	32,789	33,189	33,989	33,989	35,988	35,988	35,988	35,988	35,988	35,988	35,988	25,069
NET CASH OPERATING PROFIT	k$	24.47	183.49	271,371	25,531	20,528	21,127	24,202	25,693	20,047	20,047	20,047	20,047	20,047	20,047	20,047	13,964
Less: Depreciation & Amortization	k$	19.39	145.42	215,072	16,413	17,388	18,697	19,809	16,567	17,037	17,549	18,068	18,405	16,043	15,275	14,593	9,229
Corporate Taxes	k$	1.42	10.66	15,763	2,553	879	680	1,230	2,555	843	699	554	460	1,121	1,336	1,527	1,326
Net Earnings after Depr. And Taxes	k$	3.65	27.41	40,535	6,564	2,261	1,749	3,162	6,571	2,167	1,798	1,425	1,182	2,883	3,436	3,926	3,410
NET CASH FLOW TO PROJECT	k$																
Net Earnings after Depr. And Taxes	k$	3.65	27.41	40,535	6,564	2,261	1,749	3,162	6,571	2,167	1,798	1,425	1,182	2,883	3,436	3,926	3,410
Plus: Depreciation	k$	19.39	145.42	215,072	16,413	17,388	18,697	19,809	16,567	17,037	17,549	18,068	18,405	16,043	15,275	14,593	9,229
Less: Capital Investment	k$	6.69	50.20	74,235	11,005	9,245	10,534	10,924	5,249	4,359	4,785	4,846	3,033	2,878	3,484	2,595	1,296
Changes in Working Capital	k$	-0.54	-4.06	-6,000	436	-90	160	-5	369	88	2	-4	14	10	-11	1	-6,969
Net Cash Flow to Zinkgruvan	k$	16.89	126.69	187,372	11,537	10,494	9,752	12,052	17,519	14,757	14,560	14,651	16,540	16,038	15,237	15,924	18,311
Accum. NCF to Zinkgruvan	k$	16.89	126.69	187,372	11,537	22,031	31,783	43,835	61,354	76,111	90,671	105,322	121,862	137,900	153,137	169,061	187,372

December 9, 2004
Silver Wheaton Zinkgruvan Version#2.xls

Watts, Griffis and McOuat

SILVER WHEATON - ZINKGRUVAN PROJECT

Sensitivity of Net Cash Flow to Major Paramaters
NCF (US$ millions)
300
250
200
150
100
50
-15%
-10%
-5%
Base
+5%
+10%
+15%
% Change
Metal Prices
Operating Costs
Capital Costs
US:SEK Exchange Rate

December 9, 2004
Silver Wheaton Ziinkgruvan Version#2.xls

Watts, Griffis and McOuat

Silver Wheaton - Zinkgruvan Project

Swedish Kronor : US Dollar Exchange Rate
(SEK/US$)
12.00
10.00
8.00
6.00
4.00
2.00
0.00
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
Source : US Federal Reserves

December 9, 2004
2004 11 30 Swedish Kronor Historical Exchange Rates.xls

Watts, Griffis and McOuat

SILVER WHEATON - ZINCGRUVAN PROJECT

LONDON SILVER FIXING
April 1997 to December 2004
US$/oz
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
1997
1998
1999
2000
2001
2002
2003
2004
YEAR
Source: www.kitco.com

December 9, 2004
Historical London Fixing Prices.xls

Watts, Griffis and McOuat

SILVER WHEATON - ZINKGRUVAN PROJECT

Zinc and Lead Prices
(1989 - 2004)
US$2000
US$1500
US$1000
US$500
US$0
US 2,000
US 1,500
US 1,000
US 500
US 0
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Zinc Price - US/t
Lead Price in US$/t

Source: London Metal Exchange; US Federal Reserve

December 9, 2004
monthly metal prices.xlsile

Watts, Griffis and McOuat

SILVER WHEATON - ZINKGRUVAN PROJECT

Historical Zinc Prices in US Dollars and Swedish Kronor
Zinc Price in SEK/t
Zinc Price in US$/t
US$2500
US$2000
US$1500
US$1000
US$500
US$0
SEK 12,000
SEK 8,000
SEK 4,000
SEK 0
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Sources: London Metal Exchange; US Federal Reserves

December 9, 2004
monthly metal prices.xls

Watts, Griffis and McOuat

SILVER WHEATON - ZINKGRUVAN PROJECT

Historical Lead Prices in US Dollars and Swedish Kronor
US$1200
US$1000
US$800
US$600
US$400
US$200
US$0
SEK 8,000
SEK 6,000
SEK 4,000
SEK 2,000
SEK 0
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Lead Price in SEK/t
Lead Price in US$/t
Sources: London Metal Exchange; US Federal Reserves

December 9, 2004
monthly metal prices.xlsile